P.E 3/31/05

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

~~FORM 6-K~~ AR/S



05066514

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2005

MAKITA CORPORATION
(Translation of registrant's name into English)

3-11-8, Sumiyoshi-cho, Anjo City,

Aichi Prefecture, Japan
(Address of principal executive offices)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAKITA CORPORATION
(Registrant)

Masahiko Goto
President

Date:September 12, 2005



MAKITA CORPORATION Annual Report 2005

Fiscal Year Ended March 31, 2005

RELIABLE POWER TOOLS

Marking Our 90th Anniversary



March 1915
Makita Electric Works was established in Nagoya, Aichi, Japan, as an individual proprietorship and began sales and maintenance services for lighting equipment, motors, and transformers.



December 1938
Reorganized from an individual proprietorship to a joint stock company



April 1945
Factory and personnel were evacuated due to World War II, and the Head Office was relocated outside Nagoya in Anjo City, where it is located today.



January 1958
Began sales of the first portable electric planer developed and manufactured in Japan



August 1962
Listed on the Second Section of the Nagoya Stock Exchange (NSE)
(Thereafter, Makita listed on the Second Section of the Tokyo Stock Exchange (TSE) in August 1968 and the First Section of the TSE as well as the First Section of the NSE in July 1970.)


1910s


1930s


1940s


1950s


1960s

Contents

Makita Corporation is a world leader in the manufacturing and sales of a wide lineup of power tools and is headquartered in Anjo, a suburb of Nagoya, Aichi, Japan. The Makita brand is backed by sophisticated technology, quality, and a strong global network and is supported by customers around the world. Founded in the early years of the 20th century, Makita marked the 90th anniversary of its founding in March 2005.

For the fiscal year ended March 31, 2005, approximately 80% of Makita's sales were made outside of Japan, and both net sales and net income were at the highest levels in the Company's history. Looking ahead, to attain its goal of being a "comprehensive, international supplier of tools that contribute to people's lives and homes," Makita is aiming for sustainable growth together with its shareholders, customers, the communities it serves, employees, and other stakeholders through maintaining a sound earnings structure.

A Look at Our Evolution



July 1970
Makita U.S.A. Inc. established; Okazaki Plant established in Okazaki, Aichi, Japan

September 1971
Makita France S.A. established (currently Makita France SAS)

May 1973
Makita (Australia) Pty. Ltd. established

January 1977
Accompanying the issuance of ADRs (American Depository Receipts), trading in Makita's shares began on the NASDAQ.



June 1981
Makita do Brasil Ferramentas Elétricas Ltda. established

April 1983
Makita Power Tools Singapore Pte. Ltd. established (currently Makita Singapore Pte. Ltd.)

November 1985
Makita Corporation of America began production in the United States.



January 1991
Acquired chain saw manufacturer Sachs Dolmar GmbH of Germany (currently Dolmar GmbH)

April 1991
Company name changed to Makita Corporation

July 1991
Makita Manufacturing Europe Ltd. commenced manufacturing operations in the United Kingdom.

July 1995
Makita (China) Co., Ltd., started production in China.

April 1997
Makita Gulf FZE established in the United Arab Emirates



November 2000
Makita (Kunshan) Co., Ltd., established in China

March 2001
Makita Oy established in Finland

October 2003
Makita LLC established in the Russian Republic



March 2005
Marked 90th anniversary



1970s



1980s



1990s



2000s



2005

Net Sales (¥ Billions)


156.3
166.2
175.6
184.1
194.7
2001
2002
2003
2004
2005

Net Income (¥ Billions)


2.1
0.1
6.7
7.7
22.1
2001
2002
2003
2004
2005

Return on Shareholders' Equity (ROE) (%)


1.1
0.1
3.6
4.1
10.7
2001
2002
2003
2004
2005

An Interview with the President



Q: In fiscal 2005, ended March 31, 2005, Makita reported record levels of net sales and net income. Could you give us your overall appraisal of this performance?

A: We implemented active policies in all regions and were able to record the highest level of sales and profits in our history in fiscal 2005. I am quite satisfied with these results.

To provide more background though, let me review the business environment by region. In Japan, the number of new housing starts remained below 1.2 million units, but showed a slight increase over the previous fiscal year. The market for power tools began to bottom out.

In North America, the market for power tools continued to be firm, buoyed by strong housing construction. Other major developments included the movement among major home improvement center retailers to expand the range of professional power tools they offer for sale and more intense competition among power tool manufacturers.



In Europe, demand for power tools remained stable in western Europe, while in eastern Europe and Russia the market continued to expand. In Asia outside Japan, investments in inventories increased in the first half of the fiscal year, reflecting concerns about inflation. In other regions, markets in the Middle East expanded along with the rise in crude oil prices.

Amid these operating conditions, Makita reported consolidated net sales of ¥194.7 billion in fiscal 2005, 5.8% above the previous fiscal year. Sales in Europe were especially robust, rising 13.4%, reflecting favorable trends in local markets as well as the strengthening of the euro, while sales in Asia rose 14.7% from the previous fiscal year.

Turning to profitability, operating income rose approximately 2.1 times, to ¥31.4 billion. This strong growth was due to higher plant utilization rates as production rose at our production centers in Japan and China, the reporting of a gain of ¥4.4 billion on the return of the substitutional portion of the national welfare pension fund to the government, and other factors. As a result of this increase, the ratio of operating income to net sales climbed sharply, from 8.0% in the previous fiscal year to 16.1%. Income before income taxes rose approximately twofold, to ¥32.6 billion, and net income expanded about 2.9 times, to ¥22.1 billion. Reflecting this improved profit performance, net income per share expanded from ¥53.2 in the previous year to ¥153.9 in the year under review.

In line with our basic policy of maintaining a dividend payout ratio (after exclusion of extraordinary items) of 30% or higher, we disbursed dividends applicable to the year under review of ¥47 per share—including an interim dividend of ¥11 per share in November 2004 and an end-of-year dividend of ¥36 per share in June 2005—more than twice the ¥22 per share paid for the previous fiscal year. The end-of-year dividend included a special ¥4 per share dividend to commemorate the 90th anniversary of Makita's founding. We are pleased to be able to reward our shareholders for their support of our efforts to sustain our corporate development.

Q: Makita marked the 90th anniversary of its founding in March 2005. Some people say that the usual lifespan of a company is only 30 to 50 years. Why do you think Makita was able to reach its 90th anniversary and report the best performance in its history?

A: I suppose we might say that it was because of the "simple and strong" corporate culture that we, the current generation, have inherited from our predecessors. Over the years, we have used corporate slogans suited to the times, but our basic spirit and way of thinking is the same as it was 90 years ago.

Makita is a "strong company." In other words, we are an international, full-line supplier of tools that are useful to people in their daily lives and to professionals in building homes. Our long-term goal is to ensure a strong position in our industry. To realize this goal, our management policies are "living together with society," "taking care of our customers," "being steady and proactive," and "valuing our corporate culture of simplicity and strength and making the most of the ability of each individual."

Since we began marketing our first electric planer in January 1958, we at Makita have worked constantly to apply innovative technologies. We have also endeavored to expand our sales and after-sales service centers in Japan and overseas. Today, we have more than 40 subsidiaries in more than 30 countries that supply power tools to users in more than 150 countries. We have experienced challenging operating conditions many times over the last 90 years of our history, but, by supplying professional home builders around the world with the power tools they need, we have been able to contribute to expanding the professional power tool markets in all regions and to thereby make a contribution to improving the housing environments in all these regions by helping to increase the efficiency of the construction workplace. This heritage seems to me to be the reason why we showed another strong performance in fiscal 2005, 90 years after our founding.

Q: Makita's history appears to be the history of building good relationships with stakeholders. Could you tell us what this means for Makita?

A: I'll give you an example. Following the Niigata Chuetsu Earthquake on October 23, 2004, some of our sales personnel went into the devastated area immediately to help with the rebuilding. They provided help voluntarily and before receiving any directives to do so. I believe this spirit of voluntary action is one of the intangible assets that we at Makita have built up over the years. As long as employees maintain this mindset, I am confident that Makita will continue to be a company that fulfills its social responsibilities.

Of the four management policies I mentioned previously, I think we probably put the most emphasis on "living together with society." This means we are aiming not just for profits but also for sustainable development with our stakeholders, including shareholders, customers, society, employees, and business partners. This philosophy is based on the conviction that our reason for being as a company is that we are making contributions to a sustainable society. We put this philosophy into practice in our business operations in all parts of the world.



Q: In other words, for many years Makita has been contributing to the creation of a sustainable society and along the way has fulfilled its corporate social responsibilities. Could you describe what initiatives you are taking today in the areas of corporate governance and corporate social responsibility?

A: We have adopted a board-of-auditors system. Our Board of Statutory Auditors has four members and two of these members are outside auditors. Under this governance model, our two internal statutory auditors are constantly auditing the performance of management duties by the Board of Directors. In addition, our statutory auditors make reports regarding auditing activities and the condition of the Company on an ongoing basis to our accounting auditors and share information with them. Our Board of Directors is responsible for making decisions on important matters, including management policy, matters specified in laws and regulations, and other matters related to the management of the Company. At the General Meeting of Shareholders held in June this year, Mr. Motohiko Yokoyama, president of Toyoda Machine Works, Ltd., joined the board as an outside director, thus enabling us to make further progress in enhancing our corporate governance system.

Also, as part of our corporate governance framework, we have formed the Internal Audit Department, which has six members. Acting as an independent unit, this department is charged with checking on and evaluating the efficacy of our internal control systems.

Regarding information disclosure, we have established the Disclosure Committee, which is composed of members representing major Company departments. The role of this committee is to clarify disclosure procedures and thereby enhance the accuracy and reliability of the information we disclose to our stakeholders and others.

Our compliance system centers on our Code of Ethics guidelines, which stipulate the high ethical standards we expect from all management and employees, including consistently ethical behavior, avoidance of conflicts of interest, rigorous compliance with all relevant laws and regulations, and the proper disclosure of information. To reinforce corporate ethics and compliance, we have created internal and external systems for reporting compliance problems, including a Help Line and a section for sending in information on the Company website.

Q: What kind of company do you think Makita should be when it reaches its 100th anniversary? Also, could you please tell us about your 10-year strategy?

A: There is still much room for growth in the world power tool market, particularly in developing countries. Our long-term goal is to aid in improving the livelihood of the world's people through the development, production, sales, and after-service of power tools. I would like Makita to be doing an even better job of attaining this goal, at an even higher level, when it turns 100.

For us to continue to expand our operations over the next 10 years, we will have to further deepen our presence in the world's markets. At present, we are building our third manufacturing facility on the grounds of Makita (Kunshan) Co., Ltd., and are putting the necessary infrastructure and systems in place to meet major increases in demand.

M&A may well be necessary to increase the efficiency of our operations. Our acquisition of the nailer business of Kanematsu-NNK Corp. (listed on the Tokyo Stock Exchange), which we initially announced in November 2004, had to be postponed because it was found that Kanematsu-NNK had falsified certifications submitted to Japan's Ministry of Land, Infrastructure and Transport related to its screw operations. However, our policy of strengthening our development capabilities in the nailer and other businesses remains unchanged.

Q: I have two last questions: first, could you please comment on the outlook for fiscal 2006 and, second, do you have any messages you would like to communicate to Makita's stakeholders?

A: We are expecting further increases in sales in Europe and other areas in fiscal 2006, ending March 31, 2006. In addition, we expect to recognize a gain in connection with the ownership transfer of a golf course subsidiary. Therefore, the outlook is for record net sales and net income again in fiscal 2006. I would like to express my thanks to our shareholders and all our other stakeholders, without whose assistance and cooperation this level of performance would not have been possible.

Going forward, we are committed to continuing to improve our performance by winning and maintaining the top shares of the world's professional power tool markets. To this end, we will work to expand our market presence and sustain a high level of customer satisfaction by maintaining a strong brand image. We intend to adhere to our basic policy for allocating earnings and providing an appropriate return to shareholders. We look forward to your continuing support and cooperation.

July 2005



Masahiko Goto
President and Representative Director



Review of Operations

The Americas

- Lowering costs to improve profit margins
- Stepping up marketing to professional users
- Expanding sales of new products

Strategies

Makita is aiming to further strengthen its image as a "brand that professional users can trust." Backed by superior product features and a full complement of repair services as well as production, logistics, and other capabilities, our brand-building activities focus on in-store promotion and advertising that motivate end users to choose Makita products.

In North America, we are working to improve profitability by implementing continuing organizational changes and making use of parts manufactured at our plants in China while aiming to shift to a sell-through sales program that takes into account user buying behavior. Some types of sales through home improvement centers are showing an improving trend.

In Latin America, we have expanded the lineup of new models handled and increased sales of new products while stepping up marketing activities, including product demonstrations that appeal directly to users, and promoting sales in regional areas.

Event—Participation in International Woodworking Fair

The International Woodworking Machinery & Furniture Supply Fair U.S.A. (IWF), which is one of the world's largest trade shows for the furniture manufacturing, architectural woodwork, custom, and general woodworking industries, was held in August 2004 in Atlanta, Georgia. Makita appealed to current and potential users by displaying a wide range of power tools for woodworking use, focusing on slide compound saws and impact drivers.



makita
makita

New Product

The top-of-the-line 18V, 1/2" 6349D MXT Driver Drill, which Makita introduced in 2004, is part of the Makita Extreme Technology (MXT) series and features an aluminum gear housing, a side grip, and three gear speeds.





JR3070CT Recipro Saw

Dust is kept out by air from a fan and a rubber seal, thus contributing to unit durability.

By using the dial speed control, the operator can maintain the stroke speed that is optimal for the material being cut.



makita

Makita's Anti Vibration Technology (AVT) reduces the burden on the operator by minimizing vibration transmitted to the hands.

Market Trends

In North America, home improvement centers are moving rapidly into the market for professional power tools and introducing their own brand products. This is bringing more intense competition as well as acquisitions and realignments among power tool manufacturers.

In Latin America, foreign currency risk remains an important issue, but economies in the region continue to be relatively strong and markets for power tools are showing steady expansion.



Sales in North America (¥ Billions, %)
42.4
48.3
45.6
41.9
38.5
27.1
29.1
26.0
22.7
19.8
2001
2002
2003
2004
2005
Sales in North America as a percentage of net sales

Europe & Middle East

Review of Operations

- *Maintaining top-quality after-sales service*
- *Taking advantage of the strong euro*
- *Expanding in growth markets in eastern Europe and Russia*


makita

Strategies

Principal customers for Makita products are professional power tool users, and the Makita brand is synonymous with "high-quality professional tools." To further strengthen the brand, we are working to expand our after-sales service capabilities and improve our repair parts supply network. In addition, we have strengthened our sales and after-sales service through our branch in the Ukraine and our subsidiary in Slovakia, which began operations in 2004. In the Middle East, we are strengthening and upgrading our operating bases, while taking a long-term perspective toward developing markets in this region. As a result of these steady and proactive measures, sales in the Europe & Middle East region rose 13.4% during the fiscal year under review, thus remaining on a strong growth path.

Event—Participation in Power Tool Trade Fair

The "Tools & Tools" professional power tool trade fair was held in February 2005 in Brussels, Belgium. This fair, which was held for the first time, was for professional craftspeople and shops that cater to professional tool users. Makita exhibited such new products as impact drivers powered by lithium-ion batteries as well as flipover saws, drivers, and other products that are in strong demand in Europe. Participants showed especially strong interest in Makita's tools powered by rechargeable batteries.



New Product

This 9557NB Angle Grinder, which was introduced in 2004, features a high-power, 840W motor and is suitable for masonry cutting. This tool also has a small circumference barrel grip for easy handling as well as a high-performance motor that has high heat resistance, contributing to greater durability.


makita



HR4011C Rotary Hammer

Increases the efficiency of hole drilling and attains the highest working productivity in its class

The vibration absorber principle is also incorporated in the handle.



AVT
makita

Makita's Active Dynamic Vibration Absorber reduces the burden on the operator by cutting down on the vibration reaching the user's hand.

Makita's Anti Vibration Technology (AVT) reduces the burden on the operator by minimizing vibration transmitted to the hands.

Market Trends

In western Europe, including Germany, there are signs that the market for power tools is bottoming out, as economic conditions have shown some slight improvement. Markets in eastern Europe and Russia are expanding along with economic growth, but droughts in some areas have led to lackluster conditions in markets for gardening tools.

In the Middle East, demand for housing construction has strengthened, as crude oil prices have risen sharply. As a result, markets for power tools are strong, and the deterioration of the situation in Iraq has had only a marginal impact.



Sales in Europe (¥ Billions, %)
43.2
48.5
57.6
66.4
75.3
27.7
29.2
32.8
36.0
38.6
2001
2002
2003
2004
2005
Sales in Europe as a percentage of net sales

Asia & Oceania

Review of Operations
- *Expanding manufacturing operations in China*
- *Meeting demand in recovering markets*
- *Making use of our second brand*



Strategies

Products sold under the Makita brand are premium quality and premium-priced while those sold under the MAKTEC brand are medium quality and medium-priced. Both brands are now established in the market and are well received by users in their respective market segments. In addition, both brands have strong reputations for being backed by excellent service capabilities and meeting market needs in a timely way.

The output of Makita (China) Co., Ltd., and Makita (Kunshan) Co., Ltd., plants has exceeded six million units annually in total and now accounts for 47% of the Makita Group's worldwide production. The manufacturing facilities of both these companies are gaining in importance not only for the production of finished products but also as parts supply centers for Makita Group plants around the world. Makita (Kunshan) is currently building its third plant.

In Australia, we relocated the head office of our sales subsidiary and consolidated and changed the functions of our branch network to increase logistics efficiency as well as upgrade our "total customer care" services.

Strengthening Services

In China, in addition to our five branches in Shanghai, Beijing, Guangzhou, Chengdu, and Shenyang and our four service centers in Harbin, Nanchang, Lanzhou, and Hefei, we added a fifth service center in Taiyuan. The objective of this expansion is to differentiate us from competitors in terms of service systems and product supply capabilities. Going forward, we are planning to further strengthen our service network.


Harbin
Shenyang
Beijing
Taiyuan
Lanzhou
Hefei
Shanghai
Chengdu
Nanchang
Guangzhou
Branches
Service Centers

Event—Participation in Spring National Tool Trade Fair

The 2005 Spring National Tool Trade Fair was held in Shanghai in March 2005 and was attended by about 60,000 people. This is the largest trade fair of its kind in Asia and manufacturers based in 25 countries, including China, put their products on display. Our exhibit focused on showing and demonstrating new products, including hammer drills, impact wrenches, and angle grinders.


maktec
DOLMAR



HM1305 Demolition Hammer



Large side handle helps operator feel demolishing power and allows better control.
Tool retainer portion makes changing tools and repairs easier.
makita
High durability and greater chipping efficiency

Market Trends

In Southeast Asia, sales outlets increased their inventories in response to strong economic conditions and trends toward inflation. Although there was an adjustment in certain areas in the latter half of the fiscal year, markets as a whole remained on an expansionary trend.

In China, although pressures mounted for an upward revaluation of the yuan, the economy continued to be strong, supported in part by a major boom in construction. In Oceania, however, market conditions were lackluster as demand for construction weakened.



Sales in Asia (¥ Billions, %)
12.0
12.4
13.8
14.2
16.3
7.7
7.4
7.8
7.7
2001
2002
2003
2004
2005
Sales in Asia as a percentage of net sales

Japan

Review of Operations
- *Introducing new products*
- *Responding to changes in construction methods*
- *Realigning affiliated companies*



Strategies

During the fiscal year under review, Makita focused on providing conscientious and responsive after-sales service through its 113 offices covering Japan and took initiatives to closely tailor its marketing activities to meet local needs. The introduction of new products generated expectations of expansion in sales, and, along with demand for refurbishing, sales of products that meet exacting requirements for cutting, joining, and other applications increased.

Makita products rank very high in terms of market confidence—first, because the Company makes power tools for professional use and thus its products feature high durability and ease of use and, second, because Makita offers many new products that reflect full understanding of user needs.

In addition, Makita offers many high-value-added products. For example, for automatic screwdrivers used in automobile assembly that require durability and ease of maintenance and inspection, Makita has added an auto-stop feature. This feature stops the rotation of the driver when battery power declines below a certain level and thereby ensures that screws are sufficiently tightened. This is in addition to our optimal power tool battery charging system that ensures batteries can be used to their maximum lifetimes.

Among other developments, in September 2004 we began procedures for the civil rehabilitation of Joyama Kaihatsu Ltd., a golf course management subsidiary. After receiving exemption for certain liabilities under civil rehabilitation procedures, we transferred our ownership interests in the company to Tokyo Tatemono Co., Ltd., (listed on the Tokyo Stock Exchange) in May 2005.

Air-Powered Tool Business

To strengthen its presence in the air-powered tool business, Makita reached a basic agreement with Kanematsu-NNK Corp., one of Japan's leading manufacturers, to acquire that company's nailer business. We were scheduled to complete the acquisition in April 2005. However, we announced in February 2005 that it had to be postponed because it was found that Kanematsu-NNK had falsified certifications submitted to Japan's Ministry of Land, Infrastructure and Transport related to its screw operations.


makita
AN910H



TD130D Cordless Impact Driver



makita
makita
14. V
3.0

Incorporates a newly developed powerful Four-Pole Motor that is smaller and lighter than previous versions.

Light (1.4kg) and compact (146mm) body

Grip shape makes the unit easy to hold and reduces operator fatigue.

Powered by a high-capacity, compact lithium-ion battery, Makita's original charger makes optimal charging and long battery life possible.

Market Trends

Because of the frequency of earthquakes in Japan, the need for housing that is more earthquake resistant is rising, and construction methods incorporating stronger joint sections than are used in conventional construction are coming into wider use. To reduce the cost of construction, housing construction materials are being mass-processed in plants and the demand for power tools used for processing on-site is declining. On the other hand, the demand for fastening tools and air-powered tools is growing, giving rise to positive expectations about market expansion.

Sales in Japan (¥ Billions, %)



41.8
39.5
38.8
39.1
39.4
26.8
23.8
22.1
21.3
20.2
2001
2002
2003
2004
2005

○ Sales in Japan as a percentage of net sales



Portable Woodworking Tools

Share of Net Sales


17.7%

Power tools used for the processing of wood. This category includes the electric planers with which Makita started manufacturing power tools.

Product name	Principal application
Circular Saw	Straight cutting of wood and other building materials
Miter Saw, Slide Compound Saw	Precision cutting of wood and component materials (including diagonal cuts)
Jig Saw	Unrestricted cutting of wood and other materials
Recipro Saw	Fast cutting of wood and other construction materials
Planer	Smooth finishing of wood surfaces
Router/Trimmer	Creating decorative edges, profiles, and construction joints
Pneumatic Nailer	Framing, exterior sheeting and siding, roofing, and interior finish nailing

Portable General-Purpose Tools

Share of Net Sales


54.3%

These power tools have a wide range of applications. General-purpose tools can be used for woodwork and metalwork as well as with stonework. This category also includes power tools that are designed and used for the drilling, breaking, and surface preparation of concrete and other stone-related materials.

Product name	Principal application
Driver Drill	Fastening screws and boring holes
Impact Driver	Powerful and fast driving of fasteners into both wood and metal
Grinder	Grinding, cutting, and surface preparation of various materials, including ferrous and nonferrous metals as well as concrete and stone
Rotary Hammer	Powerful boring of holes into concrete
Demolition Hammer	Breaking and chipping of both concrete and asphalt
Sander	Surface finish preparation of wood and metal
Screwdriver	Driving and assembly of fasteners for various construction materials
Cutter	Cutting such materials as concrete, stone, and steel

Stationary Woodworking Machines

Share of Net Sales

0.8%

This includes large-scale woodworking machines. Stationary woodworking machines have specialized applications that include smoothing the finishing of surfaces, cutting angles on large pillars, and processing joining components.

Product name	Principal application
Table Saw	Precision cuts in wood and component materials for building
Planer-Jointer	Wood surfacing to specific dimensions
Band Saw	Unrestricted cutting of large-sized wood and other materials

Other Products

Share of Net Sales


11.2%

This category includes industrial products other than those mentioned above as well as garden-use and household tools.

Product name	Principal application
Dust Collector	Removes dust produced by all types of construction-related work
Generator	Generating electricity where no power sources are available
Chain Saw	Trimming and felling trees
Brush Cutter	Cutting brush and grass
Hedge Trimmer	Trimming of hedges and other foliage
Blower	Blows away dust and debris for fast and efficient cleanup
Cordless Cleaner	Simple, quick, and easy cleaning

Financial Section

Contents

Operating and Financial Review and Prospect

A. Operating Results

The following table sets forth a summary of our results of operations for each of the years ended March 31, 2003, 2004 and 2005.

	(Millions of yen, except for percentage amounts)						U.S. Dollars (thousands)	
	2003		2004		2005		2005	
		%		%		%		Change %
Net sales	¥175,603	100.0	¥184,117	100.0	¥194,737	100.0	$ 1,819,972	5.8
Cost of sales	110,226	62.8	110,322	59.9	113,323	58.2	1,059,093	2.7
Gross profit	65,377	37.2	73,795	40.1	81,414	41.8	760,879	10.3
Selling, general and administrative expenses	51,579	29.4	53,698	29.2	52,646	27.1	492,019	(2.0)
Loss (Gain) on disposals or sales of property, plant and equipment	1,330	0.7	(2,379)	(1.3)	1,234	0.6	11,533	–
Impairment of long-lived assets	–	–	7,780	4.2	577	0.3	5,393	(92.6)
Transfer to the government of the substitutional portion of pension plan	–	–	–	–	(4,441)	(2.3)	(41,505)	–
Operating income	12,468	7.1	14,696	8.0	31,398	16.1	293,439	113.6
Other income (expenses)								
Interest and dividend income	786	0.4	869	0.5	1,157	0.6	10,813	33.1
Interest expense	(665)	(0.4)	(605)	(0.3)	(588)	(0.3)	(5,495)	(2.8)
Exchange gains (losses) on foreign currency transactions, net	(1,460)	(0.8)	(202)	(0.1)	37	0.0	346	–
Realized gains (losses) on securities, net	(2,590)	(1.5)	555	0.3	453	0.2	4,234	(18.4)
Other, net	753	0.5	857	0.4	161	0.1	1,504	(81.2)
Total	(3,176)	(1.8)	1,474	0.8	1,220	0.6	11,402	(17.2)
Income before income taxes	9,292	5.3	16,170	8.8	32,618	16.7	304,841	101.7
Provision for income taxes	2,569	–	8,479	–	10,482	5.3	97,962	23.6
Net income	6,723	3.8	7,691	4.2	22,136	11.4	206,879	187.8

General Overviews

Regarding economic trends overseas during the year under review, the U.S. showed a moderate expansionary trend supported by firm private consumption and private capital investment. In Europe, although the U.K. economy was strong, boosted by demand for construction, the economies of Germany and other major countries saw a weakening of export growth because of the appreciation of the euro. Asian economies outside Japan, especially China, continued to sustain high rates of economic growth.
In Japan, expansion of private capital investment continued, but as a result of sharp increases in prices of raw materials and other factors, the economy as whole lost robustness in the second half of the fiscal year, thus bringing only relatively weak recovery.

The principal business of Makita is the manufacture and sale of power tools and woodworking machines. Principal products include circular saws, jigsaws, planers, drills, rotary hammers, grinders and slide compound saws. Makita has nine manufacturing centers, two located in Japan, two in China and one each in the United States, Canada, Brazil, the United Kingdom, and Germany.

During fiscal 2005, Makita worked to expand its production in China and proceeded with initiatives to develop high value-added products that accurately meet user needs. In its sales activities, Makita continued to implement a global marketing strategy founded on after sales service that is closely integrated into local areas.

On a consolidated basis, our net sales in fiscal 2005 amounted to ¥194,737 million, up 5.8% from the previous fiscal year, the highest level in Makita's history. Net income amounted to ¥22,136 million, 187.8% higher than the previous fiscal year. Factors accounting for this included Makita's cost to sales ratio improved because of expansion in production at plants in Japan and China. Moreover, during the previous year, Makita reported an impairment loss of ¥5,596 million related to its golf course subsidiary. The absence of this loss in the year under review and other special factors, including the reporting of a gain of ¥4,441 million in connection with the return of the substitutional portion of the Company's Employee Pension Fund to the government resulted in an increase in operating income of 2.1 times, to ¥31,398 million.

Net sales

Makita's consolidated net sales for the fiscal year ended March 31, 2005 ("FY 2005") amounted to ¥194,737 million, an increase of 5.8%, or ¥ 10,620 million, from the fiscal year ended March 31, 2004 ("FY 2004"). In FY 2005, the average yen-dollar exchange rate was ¥107.5 for $1.00, representing a 5.5% appreciation of the yen compared with the average level in FY 2004. The average level of the yen-euro exchange rate in FY 2005 was ¥135.2 for 1.00 euro, representing a 1.9% depreciation of the yen compared with the average level in FY 2004. Excluding the effect of appreciation of the euro and the depreciation of the U.S. dollar, consolidated net sales would have increased by 6.2% in FY 2005.

While Makita's consolidated net sales increased 5.8% in FY 2005, the overall number of units of products sold increased significantly in FY 2005, and excluding the effect of the decrease in prices of products, Makita's consolidated net sales would have increased by 7.5%, or by ¥ 13,798 million. The significant increase in the quantity of goods sold in FY 2005 primarily reflected strong sales of Makita's portable general-purpose tools, such as grinders, rotary hammers and hammer drills. Among others, Makita's new line-up cordless driver drill #6270 series were popular especially in Europe over Makita's competitors, in part reflecting the lower sales price resulting from the strength of the euro in FY 2005. The increase was partially offset by a decrease in sales in the North American market, as the North American home centers, as customers of Makita, continued to enhance their production and distribution of products under their own brand name. Among others, the number of drills sold in the North America market declined significantly in FY 2005.

The average price of Makita's products declined in FY 2005, and excluding the effect of the increase in the number of units sold, the drop of prices would have decreased Makita's net sales by 1.9%, or by ¥ 3,537 million. The reduction in prices was caused primarily by increased price competition in the markets and reduced cost of production, reflecting primarily the transfer of a part of Makita's production from Japan to the People's Republic of China, where the overall costs of production, including labor, parts and equipment, are significantly less expensive than in Japan. A second factor contributing to the decrease in Makita's prices of goods was the increased sales volume of MAKTEC, Makita's lower end brand, which continued to sell particularly well in Asia.

Sales of new products comprised 10.8% of consolidated net sales of Makita in FY 2005, or ¥ 21,119 million. Among others, new models of drills, hammer drills and circular saws were introduced during FY 2005 in most of Makita's markets world-wide and contributed significantly to the increase of Makita's net sales in FY 2005. In particular, in overseas markets, especially in Europe, Makita's new products such as its new line-up cordless driver drill #6270 series proved very popular, in part because of the features and design and in part because of lower product prices reflecting the lower cost of production. In Japan, Makita's new cordless impact drivers and new circular saws sold well, responding to the increasing demand for renovation-related products in the market.

In terms of product type, there was an increase in the sales of portable general-purpose tools and income from parts, repairs and accessories by 6.3% or ¥ 9,692 million and 3.1% or ¥ 928 million, respectively. In particular, sales increased significantly in cordless impact drivers, circular saws and rotary hammers.

Sales by region

The increase in consolidated net sales in FY 2005 can be attributed primarily to increased sales in Asia (excluding Japan) increasing 14.7%, or ¥2,096 million, to ¥16,341 million and to increased sales in Europe increasing 13.4%, or ¥8,894 million, to ¥75,263 million and, to a lesser extent, increased sales in other regions including Australia, Latin America and Middle East increasing 12.2% or ¥2,756 million, to ¥25,264 million and increased sales in Japan increasing 0.6%, or ¥237 million, to ¥39,379 million. The increase was offset partially by decreased sales in North America falling 8.0%, or ¥3,363 million, to ¥38,490 million.

The increased sales in Asia (excluding Japan) in FY 2005 primarily reflected the increased number of units sold in Asia, particularly with respect to portable general-purpose tools, especially grinders and hammer drills. The increased quantity of units sold were mostly offset by the decreased price per product, resulting from the increased popularity of Makita's lower end brand, MAKTEC and, to a lesser extent, Makita's reduced cost of production. Net sales in yen terms increased in the People's Republic of China by 9.6% over amounts recorded in FY 2004. In addition, the introduction of new products contributed significantly to the increase of sales in Asia, in particular new models of drills and grinders. Excluding the effect of fluctuations of the local currencies, consolidated net sales would have increased by 16.6%, or ¥2,371 million in FY 2005.

The increased sales in Europe in FY 2005 primarily reflected the appreciation of the euro against the yen. In addition, the increased number of units sold in Europe, particularly with respect to portable general purpose tools, in especially Russia, Eastern European countries, the United Kingdom, Germany and France contributed to increased sales in Europe, partially offset by the decreased price per product resulting from reduced cost of production. Net sales in yen terms increased in Russia and Eastern Europe by 24.3%, in the United Kingdom by 14.1%, in Germany by 6.9% and in France by 15.1% over amounts recorded in FY 2004. Among others, Makita's products such as drills and rotary hammers were particularly popular in countries such as Germany and the United Kingdom, partly reflecting the lower sales price resulting from the strength of the euro in FY 2005. Drills and rotary hammers increased by 13.5% and 13.6% respectively. In addition, the introduction of new products contributed significantly to the increase of sales in Europe, in particular new models of cordless driver-drills, rotary hammers and chain saws. Excluding the effect of fluctuations of the local currencies, consolidated net sales would have increased by 11.0%, or ¥7,304 million in FY 2005.

The increased sales in other regions including Australia, Latin America and the Middle East in FY 2005 were primarily due to an increased number of units sold in such other regions, particularly with respect to portable general purpose tools such as grinders, impact driver drills and rotary hammers sold in the Middle East, Africa and Australia. In FY 2005 Makita saw significant success in its sales efforts to new markets in the Middle East and Africa. The increased number of Makita products sold in other regions was partially offset by the decreased price per product resulting from the reduced cost of production, especially in grinders. Overall, net sales of grinders increased by 11.8% over amounts recorded in FY 2004. In addition, the introduction of new products contributed significantly to the increase of sales in other regions, in particular new models of rotary hammers and grinders. Excluding the effect of fluctuations of the local currencies, consolidated net sales would have increased by 14.3%, or ¥3,214 million in FY 2005.

The increased sales in Japan in FY 2005 primarily reflected the increased number of units sold with respect to its portable general purpose tools such as Makita's mainstay impact driver drills and circular saws, partially offset by the decline in the number of units sold in stationary woodworking machines and parts for repairs. On the other hand, continuing low levels of housing construction in Japan restrained the growth of demand for Makita's products and increased overall competition resulted in price pressure. In addition, the introduction of new products contributed significantly to the increase of sales in Japan, in particular new models of renovation-related products such as cordless impact driver drills and circular saws.

The decreased sales in North America in FY 2005 were primarily due to the depreciation of the dollar against the yen. To a lesser extent, decreased sales in North America were due to overall declining demand in North America, as home centers in the United States and Canada enhanced production and distribution of products under their own brand name and, as a result, Makita's sales to home centers declined. In addition, a part of the decrease in sales was attributable to the increase in competitive pressures resulting in enhanced sales incentives offered to professional user customers. The decline in sales in North America was despite Makita's successful marketing programs aimed at the professional user market in the United States and Canada, and Makita's reorganization of its distribution networks in the United States. In the United States, sales in dollar terms declined by 4.0%, as a result of weaker sales volume reflecting mainly the decrease in sales to home centers, such as sales of drills, circular saws and sanders. Overall, net sales of drills in North America decreased by 20.0% as compared to the amounts recorded in FY 2004. Excluding the effect of fluctuations of the local currencies, consolidated net sales would have decreased by 4.2%, or ¥1,752 million in FY 2005.

Review of Performance by Product Group

Portable General Purpose Tools

The portable general purpose tools group offers a wide range of dependable cordless drills, hammer drills, rotary hammers, demolition hammers, grinders, drills, sanders, screwdrivers, impact wrenches, shears, nibblers, and cutters. This group generates the largest portion of Makita's consolidated net sales. In FY 2005, sales of portable general purpose tools grew 7.7%, to ¥105,736 million, accounting for 54.3% of consolidated net sales. In Japan, sales of portable general purpose tools increased 1.5%, to ¥14,129 million, accounting for 35.9% of total domestic sales. Overseas sales of portable general purpose tools increased 8.7%, to ¥91,607 million, or 59.0% of total overseas sales.

Portable Woodworking Tools

Principal products in Makita's portable woodworking tools group include circular saws, jigsaws, recipro saws, planers, routers, trimmers, and pneumatic nailers. In FY 2005, Makita recorded a 0.2% increase in sales of portable woodworking tools, to ¥34,507 million, or 17.7% of consolidated net sales. Domestic sales of portable woodworking tools decreased 4.8%, to ¥6,744 million, accounting for 17.1% of total domestic sales. Makita posted a 1.5% increase in overseas sales of portable woodworking tools, to ¥27,763 million, which accounted for 17.9% of total overseas sales in FY 2005.

Stationary Woodworking Machines

Makita's extensive lineup of stationary woodworking machines encompasses table saws, planer-jointers, and band saws. Sales of stationary woodworking machines in FY 2005 fell 8.1%, to ¥1,573 million, accounting for 0.8% of consolidated net sales. Domestic sales of stationary woodworking machines dropped 8.4%, to ¥853 million, accounting for 2.2% of total domestic sales. Overseas sales of stationary woodworking machines were ¥720 million, a 6.5% decrease from the previous fiscal year, accounting for 0.5% of Makita's total overseas sales.

Other Products

Makita's other products category includes industrial-use dust collectors and generators as well as various products for garden and home use, including chain saws, brush cutters, grass cutters, hedge trimmers, blowers, and cordless cleaners. In FY 2005, sales of other products grew 11.3%, to ¥21,763 million, accounting for 11.2% of net sales. In Japan, Makita recorded a 3.8% rise in sales of other products, to ¥8,473 million, accounting for 21.5% of total domestic sales. Overseas sales of other products increased 16.7%, to ¥13,290 million, accounting for 8.6% of total overseas sales.

Parts, Repairs and Accessories

Makita's after-sales services include the sale of parts and accessories and repairs. In FY 2005, parts, repairs, and accessories sales edged up 5.5%, to ¥31,158 million, accounting for 16.0% of consolidated net sales. Domestic sales of parts, repairs, and accessories increased 10.3% to ¥9,180 million and contributed 23.3% of total domestic sales. Overseas sales of parts, repairs, and accessories advanced 3.7%, to ¥21,978 million, accounting for 14.1% of total overseas sales.

Cost of sales

Cost of sales increased 2.7%, or ¥3,001 million, to ¥113,323 million, and the ratio of cost of sales to net sales decreased by 1.7 %, falling from 59.9% to 58.2%. The ratio of cost of sales to net sales improved mainly due to Makita's strategy to expand production in China and to further develop high value-added products. As a result of this strategy, productivity in Makita's factories in China and Japan improved, accounting for 1.3% out of the 1.7% improvement in the ratio of cost of sales to net sales.

Gross profit

In addition to cost reductions, the appreciation of the euro against the yen and the dollar increased the profitability of products manufactured in Japan and China and marketed in Europe. As a result, gross profit in FY 2005 increased 10.3%, to ¥81,414 million. The ratio of gross profit to net sales improved 1.7 percentage points, from 40.1% to 41.8%.

Selling, general and administrative expenses

Selling, general and administrative (SG&A) expenses dropped 2.0%, or ¥1,052 million, to ¥52,646 million, in FY 2005, principally as a result of a decrease in pension cost due to an amendment and the transfer to the government of the substitutional portion of domestic pension plan, and depreciation expenses. In addition, the ratio of SG&A expenses to net sales decreased 2.1 percentage point, from 29.2% to 27.1%, principally as a result of reduced personnel expenses due to restructuring in the U.S.A. with the aim to reduce personnel expenses and depreciation expenses to net sales.

Loss/Gain on disposal or sales of property, plant and equipment
In FY2005, there was a loss of ¥1,234 million, versus a gain of ¥2,379 million in FY2004. In FY2004, the Company sold a portion of land and structures at its head office premises in Anjo, Aichi Prefecture in Japan. This gain is recorded in the Japan segment. In FY2005, Makita's factories disposed of or sold some equipment, and the Company sold a portion of land in Sapporo, Hokkaido in Japan. These dispositions and sales were recorded as a loss in the Japan segment. Most of the dispositions and sales resulting in the loss were in connection with Makita's ordinary course of business.

Impairment of long-lived assets
FASB Statement No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" requires an asset impairment adjustment if the sum of the estimated asset's related undiscounted future cash flows is less than the current carrying value of the asset. If an asset is deemed to be impaired, the value of the asset is written down to its estimated fair value.

Makita made a decision to discontinue the use of a certain information technology facility located in zoning area in Japan during FY 2005. In accordance with FASB No. 144, Makita recorded a ¥577 million impairment loss on this facility in the Japan segment. The estimated fair value of ¥196 million represents the fair value of the land as determined by a third party appraiser considering the estimated net cash flows from effecting the sale to a third party purchaser. Current zoning regulations require that a buyer utilize the Facility on substantially the same basis. Therefore, the combination of the limitations imposed by the zoning rules and the fact that the Facility is located in a rural, non industrial section of Japan has caused management to determine that the recoverable value on an as is basis will be most likely limited to the estimated fair value of the land.

Transfer to the government of the substitutional portion of pension plan
Until June, 2004, Makita had an employee pension fund in Japan, which was a defined benefit pension fund established under the Japanese pension law. This domestic contributory plan was composed of a corporate defined benefit portion established by the Company and a substitutional portion based on benefits prescribed by the Japanese government. The Company was exempted from contributing to the Japanese Pension Insurance program that would otherwise have been required if it had not elected to fund the government substitutional portion of the benefit through a domestic contributory plan arrangement. The plan assets of the domestic contributory plan were invested and managed as a single portfolio for the entire domestic contributory plan and were not separately attributed to the substitutional and corporate portions. In June 2001, the Japanese pension law was amended to permit an employer to elect to transfer the entire substitutional portion benefit obligation from the domestic contributory plan to the government together with a specified amount of plan assets pursuant to a government formula. After such transfer, the employer would be required to make periodic contributions to the Japanese Pension Insurance program, and the Japanese government would be responsible for all benefit payments. The corporate portion of the domestic contributory plan would continue to exist exclusively as a corporate defined benefit pension plan. Makita has accounted for the transfer in accordance with EITF 03-02 "Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities". As specified in EITF 03-02, the entire separation process has been accounted for at the time of completion of the transfer to the government of the benefit obligation and related plan assets as a settlement in accordance with SFAS No.88 "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits". The aggregate effect of this separation was determined based on the Company's pension benefit obligation as of the date the transfer was completed and the amount of plan assets required to be transferred.

The Company received an approval of exemption from the Minister of Health, Labor and Welfare in January 2003, from the obligation for benefits related to future employee service with respect to the substitutional portion of its domestic contributory plan. The Company received government approval of exemption from the obligation for benefits related to past employee service in April 2004 with respect to the substitutional portion of its domestic contributory plan. The transfer to the government was completed on June 28, 2004.

As a result of the transfer, the Company recognized a subsidy from the Japanese government equal to the difference between the fair value of the obligation deemed "settled" with the Japanese government and the assets required to be transferred to the government in the amount of ¥9,128 million in FY2005. In addition, the Company recognized a settlement loss equal to the amount calculated as the ratio of the obligation settled to the total employee's pension fund obligation immediately prior to settlement, both of which exclude the effect of future salary progression relating to the substitutional portion, times the net unrecognized gain/loss immediately prior to settlement, which amounted to Yen 4,687 million. The resulting net gain of ¥4,441 million was recorded as a "transfer to the government of the substitutional portion of pension plan" in the accompanying consolidated income statement in FY 2005.

Operating income
As a result of the factors indicated above, operating income grew 113.6%, to ¥31,398 million, in FY 2005, and the ratio of operating income to net sales rose 8.1 percentage points, from 8.0% to 16.1%.

Other income (expenses)
Other income dropped 17.2%, or ¥254 million, to ¥1,220 million, in FY 2005. This decrease reflects a decrease in realized gains on securities and other income by 56.5%, or ¥798 million, to ¥614 million, in FY 2005. The foregoing decrease was partially offset by the following factors. (1) Interest and dividend income increased 33.1%, or ¥288 million, to ¥1,157 million, in FY 2005. This resulted from the increase in the amount of cash equivalents with foreign subsidiaries and the average balance of Securities. (2)As a result of decreases of weighted average interest rates on borrowings, interest expense decreased by 2.8%, or ¥17 million, to ¥588 million, in FY 2005. (3)The balance of foreign exchange gains and losses improved by ¥239 million to a ¥37 million gain in FY2005 from a ¥202 million loss in FY2004. This reflects the Euro appreciating against the Japanese yen and the U.S. dollar depreciating against the Japanese yen in this period.

Income before income taxes
Income before income taxes in FY 2005 increased by 101.7%, or ¥16,448 million, to ¥32,618 million, and the ratio of operating income to net sales rose 7.9 percentage points, from 8.8% in FY 2004 to 16.7% in FY 2005.

Provision for income taxes
Total provision for income taxes increased by 23.6% as compared with FY2004 and amounted to ¥10,482 million in FY 2005, mainly because of a rise in the taxable income of Makita.

The effective income tax rate was 32.1%, compared with the statutory income tax rate of 40.3%. The difference between these rates was mainly attributed to the effect of tax treaties, through which Japanese corporations can claim a tax credit against Japanese income taxes on income earned in certain countries, even through that income is exempted from income taxes or is reduced by special tax incentive measures in those countries, as if no special exemption or reduction was provided. The Company applied such "tax sparing" mainly to China with the indicated tax reduction effect.

Net income
As a result of the foregoing, net income for FY 2005 increased 187.8% or ¥14,445 million, to ¥22,136 million.

Earnings per share
Basic net income per share of common stock amounted to ¥153.9, compared with ¥53.2 in FY 2004. Diluted net income per share amounted to ¥148.8, compared with ¥51.9 in FY 2004.

Regional Segments
Segment information described below is determined by the location of the Company and its relevant subsidiaries.

Japan Segment
In FY 2005, sales in the Japan segment grew 10.9%, to ¥98,741 million. Sales to outside customers advanced 5.3% to ¥50,955 million, which accounted for 26.2% of consolidated net sales. The increase reflects a 0.6% rise in sales in the domestic market as well as a 24.9% surge in export sales mainly to Asia. Segment operating income climbed 11.0 times, to ¥15,915 million, owing to a 5.4% fall in operation expenses to ¥82,826 million. The decrease in operating expenses resulted from a gain of ¥4,441 million in connection with the return of the substitutional portion of the Company's Employee Pension Fund to the government in FY2005, versus an impairment loss of ¥5,996 million related to its golf course subsidiary in FY2004, and due to improved productivity in the Japanese factory and the Chinese factories.

North America Segment
In FY 2005, sales in the North America segment dropped 7.6%, to ¥42,190 million. Sales to outside customers fell 7.4% to ¥38,607 million, which accounted for 19.8% of consolidated net sales. This decline in sales to outside customers mainly due to overall declining demand in North America, as home centers in the United States and Canada enhanced production and distribution of products under their own brand name and, as a result, Makita's sales to home centers declined. Segment operating income surged 123.9% to ¥1,610 million, principally owing to a 9.7% fall in operating expenses to ¥40,580 million. The decrease in operating expenses reflected lower expenses due to restructuring measures that reduced personnel expenses and due to improved productivity in the Chinese factories.

Europe Segment
In FY 2005, sales in the Europe segment grew 13.7% to ¥81,666 million. Sales to outside customers advanced 13.0%, to ¥75,864 million, which accounted for 39.0% of consolidated net sales. Segment operating income surged 35.4%, to ¥10,125 million, principally owing to a rise in net sales on a local currency basis as well as to a rise in operating profit rates resulting from the strength of the euro and the improved cost efficiency following the shift of a portion of our manufacturing processes to factories in China.

Asia Segment

In FY 2005, sales in the Asia segment increased 46.0% to ¥42,315 million. Sales to outside customers advanced 11.6%, to ¥7,378 million, which accounted for 3.8% of consolidated net sales. Segment operating income grew 68.2%, to ¥4,926 million in FY 2005. The decrease in operating expenses reflected improved productivity in the Chinese factories.

Other Segment

In FY 2005, sales in the other segment increased 8.3% to ¥22,101 million. Sales to outside customers increased by 8.1%, to ¥21,933 million, which accounted for 11.3% of consolidated net sales. Segment operating income fell 29.0%, to ¥955 million in FY 2005.

CRITICAL ACCOUNTING POLICIES

As disclosed in Note 3 of the Notes to the accompanying consolidated financial statements, the preparation of Makita's consolidated financial statements in accordance with U.S generally accepted accounting principles requires management to make certain estimates and assumptions. These estimates and assumptions were determined by management's judgment based on currently known facts, situations and plans for future activities, which may change in the future. Certain accounting estimates are particularly sensitive because of their significance to the consolidated financial statements and accompanying notes and due to the possibility that future events affecting the estimates may differ significantly from management's current judgments. Accordingly, any change in the facts, situations, future plans or other factors on which management bases its estimates may result in a significant difference between earlier estimates and the actual results achieved. Makita believes that the following are the critical accounting policies and related judgments and estimates used in the preparation of its consolidated financial statements and accompanying notes.

Revenue Recognition

Makita believes that revenue recognition is critical for its financial statements because net income is directly affected by the estimation of sales incentives. In recognizing its sales incentives, is required to make estimates based on assumptions about matters that are highly uncertain at the time the estimate is made. Makita principally generates revenue through the sale of power tool products. Makita's general revenue recognition policy follows the provisions of Staff Accounting Bulletin No. 104 ("SAB 104"). In accordance with SAB 104 and as disclosed in the consolidated financial statements, Makita recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services are rendered, the sales price is fixed and determinable and collectibility is reasonably assured. Makita believes the foregoing conditions are satisfied upon the shipment or delivery of Makita's product.

With respect to "Revenue Recognition," Makita offers sales incentives to qualifying customers through various incentive programs. Sales incentives primarily involve volume-based rebates, cooperative advertising and cash discounts, and are accounted for in accordance with the Emerging Issues Task Force Issue No. 01-9.

Volume-based rebates are provided to customers only if customers attain a pre-determined cumulative level of revenue transactions within a specified period of a year or less. Liabilities for volume-based rebates are recognized within a corresponding reduction to revenue for the expected sales incentive at the time the related revenue is recognized, and are based on the estimation of sales volume reflecting the historical performance of individual customers.

Cooperative advertisings are provided to certain customers as a contribution to or as sponsored funds for advertisements. Under cooperative advertising programs, Makita does not receive an identifiable benefit sufficiently separable from its customers. Accordingly, cooperative advertisings are also accounted as a reduction of revenue.

Cash discounts are provided as a certain percentage of the invoice price as predetermined by spot contracts or based on contractually agreed upon amounts with customers. Cash discounts are recognized as a reduction of revenue at the time the related revenue is recognized based on Makita's ability to reliably estimate such future discounts to be taken. Cash discounts are substantially all taken with 30 days following the date of sale. Estimates of expected cash discounts are evaluated and adjusted periodically based on actual sales transactions and historical trends.

The following table shows the changes in accruals for volume-based rebates, cooperative advertising and cash discounts for the years ended March 31, 2003, 2004 and 2005:

	Yen (millions)			U.S. Dollars (thousand)
	For the year ended March 31,			
	2003	2004	2005	2005
Volume-based rebates:				
Actual payment for the year	(4,200)	(3,934)	(4,450)	(41,589)
Income statement impact for the year	3,764	3,903	4,333	40,495
Accrued expenses (BS) as of March 31,	1,309	1,278	1,161	10,850
Cooperative advertisings:				
Actual payment for the year	(1,841)	(2,076)	(1,900)	(17,757)
Income statement impact for the year	1,827	2,147	1,812	16,935
Accrued expenses (BS) as of March 31,	525	596	508	4,748
Cash discounts:				
Actual payment for the year	(3,691)	(3,680)	(3,712)	(34,692)
Income statement impact for the year	3,669	3,661	3,684	34,430
Accrued expenses (BS) as of March 31,	271	252	224	2,093

Inventory valuation and reserve

Inventories are valued at the lower of cost or market price, with cost determined based on the average cost method. The valuation of inventory requires Makita to estimate obsolete or excess inventory as well as inventory that is not of saleable quality. The determination of obsolete or excess inventory requires Makita to estimate the future demand for products taking into consideration such factors as macro and micro economic conditions, competitive pressures, technological obsolescence, changes in consumer buying habits and others. The estimates of future demand that Makita uses in the valuation of inventory are the basis for revenue forecasts, which are also consistent with short-term manufacturing plans. If demand forecast for specific products is greater than actual demand and Makita fails to reduce manufacturing output accordingly, Makita could be required to write down additional on-hand inventory, which would have a negative impact on gross margin and, consequently, a potential material adverse impact on net income. However, sales of previously written-down or written-off inventory is not significant to any of the periods presented and Makita believes that the gross profit of the resulting sales of such inventory items is similar to that realized on all of its sales for the respective periods presented. Accordingly, the impact on Makita's consolidated gross profit margin by sales of previously written-down or written-off inventory is not material. Makita usually sells or scraps remaining inventory items within a few years after write off and/or write down.

Unrealized Losses on Securities

Makita holds marketable securities and investment securities which are accounted for in accordance with SFAS No. 115. Makita believes that impairment on securities is critical because it holds significant amounts of securities and any resulting impairment loss could have a material adverse impact on net income. Makita utilizes significant judgment based on subjective as well as objective factors in determining when an investment is other-than-temporarily impaired. Makita regularly reviews available-for sale securities and held-to-maturity securities for possible impairment based on criteria that include, but are not limited to, the extent to which cost exceeds market value, the duration of a market decline, our intent and ability to hold to recovery and the financial health, specific prospects and creditworthiness of the issuer. Makita performs comprehensive market research and analysis and monitors market conditions to identify potential impairments.

Allowance for Doubtful Receivables

Makita performs ongoing credit evaluations of its customers and adjusts credit limits based upon payment history and the customer's current creditworthiness, as determined by Makita's review of their current credit information. Makita continuously monitors collections and payments from its customers and maintains a provision for probable estimated credit losses based upon its historical experience and any specific customer collection issues that Makita has identified. Such credit losses have historically been within Makita's expectations and the provisions established. However, Makita cannot guarantee that it will continue to experience the same credit loss rates that it has in the past. Changes in the underlying financial condition of its customers could result in a material impact to Makita's consolidated results of operations and financial condition.

Impairment of Long-Lived Assets

Makita believes that impairment of long-lived assets is critical for its financial statements because Makita has significant amounts of property, plant and equipment, the recoverability of which could significantly affect its operating results and financial condition.

Makita periodically performs an impairment review for long-lived assets held and used whenever events or changes in circumstances indicate that the carrying value of the assets may not be recoverable. This review is based upon Makita's projections of expected undiscounted future cash flows. Estimates of the future cash flows are based on the historical trends adjusted to reflect the best estimate of future operating conditions. Makita believes that its estimates are reasonable. However, different assumptions regarding such cash flows could materially affect Makita's evaluations. Recoverability of assets to be held and used is assessed by comparing the carrying amount of an asset or asset group to the expected future undiscounted cash flows of the asset or group of assets. If an asset or group of assets is considered to be impaired due to factors such as a significant decline in market value of an asset, current period operating cash outflows losses and significant changes in the manner of the use of an asset, the impairment charge to be recognized is measured as the amount by which the carrying amount of the asset or group of assets exceeds fair value. Long-lived assets meeting the criteria to be considered as held for sale are reported at the lower of their carrying amount or fair value less costs to sell.

Fair value is determined based on recent transactions involving sales of similar assets or on appraisals prepared internally or externally, or by using other valuation techniques. If actual market and operating conditions under which assets are operated are less favorable than those projected by management, resulting in lower expected future cash flows or a shorter expected future period to generate such cash flows, additional impairment charges may be required. In addition, changes in estimates resulting in lower fair values due to unanticipated changes in business or operating assumptions could adversely affect the valuations of long-lived assets and in turn affect Makita's consolidated results of operations and financial condition.

Accrued Retirement and Termination Benefits

Makita believes that pension accounting is critical for its financial statements because assumptions used to estimate pension benefit obligations and pension expenses can have a significant effect on its operating results and financial condition. Accrued retirement and termination benefits are determined based on consideration of the levels of retirement and termination liabilities and plan assets at the end of a given fiscal year. The levels of projected benefit obligations and net periodic benefit cost are calculated based on various annuity actuarial calculation assumptions. Principal assumptions include discount rates, assumed rates of increase in future compensation levels, mortality rates and some other assumed rates. Discount rates employed by Makita must be reflective of rates available on long-term, high quality fixed-income debt instruments. Discount rates are determined annually on the measurement date.

The expected long-term rate of return on plan assets is determined annually based on the composition of the pension asset portfolios and the expected long-term rate of return on these portfolios. The expected long-term rate of return on plan assets is designed to approximate the long-term rate of return actually earned on the plan assets over time to ensure that funds are available to meet the pension obligations that result from the services provided by employees.

A number of factors are used to determine the reasonableness of the expected long-term rate of return, including actual historical returns on the asset classes of the plans' portfolios and independent projections of returns of the various asset classes.

Accordingly, these assumptions are evaluated annually and retirement and termination liabilities are recalculated at the end of each fiscal year based on the latest assumptions. In accordance with U.S generally accepted accounting principles , actual results that differ from the assumptions are accumulated and amortized over the future periods and therefore, generally affect Makita's results of operations in such future periods.

Makita has a contributory retirement plan in Japan, which covers substantially all of the employees of the Company. The discount rate assumed to determine the pension obligation for the pension plan was 2.2% for the year ended March 31, 2005. Raising the discount rate for the pension plan by 0.5% would have decreased the projected benefit obligation by approximately ¥2.3 billion at the end of fiscal 2005, while reducing the discount rate by 0.5% would have resulted in increased projected benefit obligation by approximately ¥2.5 billion. See Note 9 to the accompanying consolidated financial statements.

While Makita believes that the assumptions are appropriate, significant differences in its actual experience or significant changes in its assumptions may materially affect Makita's accrued retirement and termination benefits and future expenses.

Realizability of Deferred Income Tax Assets

Makita is required to estimate its income taxes in each of the jurisdictions in which Makita operates. This process involves estimating Makita's current tax provision together with assessing temporary differences resulting from differing treatment of items for income tax reporting and financial accounting and reporting purposes. Such differences result in deferred income tax assets and liabilities, which are included within Makita's consolidated balance sheets. Makita must then assess the likelihood that Makita's deferred income tax assets will be recovered from future taxable income, and to the extent Makita believes that recovery is not more likely than not, Makita must establish a valuation allowance.

Significant management judgment is required in determining our provision for income taxes, deferred income tax assets and liabilities and any valuation allowance recorded against our gross deferred income tax assets. We have recorded a valuation allowance of ¥8,211 million as of March 31, 2005 due to uncertainties about our ability to utilize certain deferred income tax assets mainly for net operating loss carry forwards before they expire and an impairment loss recognized for a golf course subsidiary. For the balance of deferred income taxes, although realization is not assured, management believes, judging from an authorized business plan, it is more likely than not that all of the deferred income tax assets, less the valuation allowance, will be realized. The amount of such net deferred income tax assets that are considered realizable, however, could change in the near term and any such change may have a material effect on Makita's consolidated results of operations and financial position if estimates of future taxable income are different.

B. Liquidity and capital resources

Makita's principal sources of liquidity are cash on hand, cash provided by operating activities and borrowings within credit lines. As of March 31, 2005, Makita held cash and cash equivalents amounting to ¥25,384 million and the Company's subsidiaries have credit lines up to ¥23,477 million. As of March 31, 2005, ¥1,968 million of its credit lines was used by overseas subsidiaries and ¥21,509 million was unused. As of March 31, 2005, Makita had ¥9,060 million in short-term borrowing, which included bank and insurance company borrowings and capital lease obligations. Borrowings of the Company's financial subsidiary amount to ¥6,000 million, and will become due in September and November 2005. Makita is scheduled to repay this debt from its current holdings of securities, and highly liquid assets. For further information regarding our short-term borrowings, including the average interest rates see Note 10 to our accompanying consolidated financial statements.

Makita made the decision to withdraw from golf course operations, and on September 8, 2004, petitioned the Nagoya District Court for the commencement of civil rehabilitation proceedings for its wholly owned subsidiary Joyama Kaihatsu, Ltd. On April 11, 2005, the court decided to approve the plan for rehabilitation. Going forward, after making final confirmation of the rehabilitation plan, Makita plans to settle obligations related to the rehabilitation and then plans to transfer its ownership interests of the company to a third party, Tokyo Tatemono Co., Ltd., towards the end of May 2005. As a result of this approval, Makita is scheduled to pay obligations of this subsidiary in the amount of ¥6,375 million, in respect of the ¥12,836 million of club members' deposits as of March 31, 2005, from its current holdings of securities, and highly liquid assets.

As of March 31, 2005, Makita's total short-term borrowings and long-term indebtedness amounted to ¥9,148 million, representing a decrease from the ¥21,492 million reported for the previous fiscal year-end. Makita's ratio of indebtedness to shareholders' equity declined 6.9%, to 4.2%. The reduction in the balance of indebtedness and the decline in the ratio of total indebtedness to shareholders' equity reflect the efforts of management to improve the efficiency of the usage of Makita's capital by reducing the level of unused net cash provided by operating activities.

Except as disclosed above, Makita has no potentially significant refinancing requirements in fiscal 2006. Makita expects to continue to incur additional debt from time to time as required to finance working capital needs.

Makita has historically maintained a high level of liquid assets. Management estimates that the cash and cash equivalents level of ¥25,384 million as of March 31, 2005, together with Makita's available credit facilities, cash flow from operations, funds available from long-term and short-term debt financing, will be sufficient to satisfy our future working capital needs, capital expenditure, research and development and debt service requirements through fiscal 2006 and thereafter.

Makita requires operating capital mainly to purchase materials required for production, to conduct research and development, to respond to cash flow fluctuations related to changes in inventory levels and to cover the payment cycle of receivables from wholesalers. Makita further requires funds for capital expenditures, mainly to expand production facilities and purchase metal molds. Makita also requires funds for financial expenditures, primarily to pay dividends and to repurchase treasury stock. Maintaining the level of Makita's production and marketing activities requires capital investments of approximately ¥5 billion to ¥7 billion annually. Please see "– Fiscal Year 2005 – Capital Expenditures" below in this section for a description of our principal capital expenditures for fiscal 2005 and the main planned expenditures for fiscal 2006. At the Regular General Meeting of Shareholders held in June 2005, the Company's shareholders approved a cash dividend of ¥36 yen per share. The total scheduled cash dividend payments amount to ¥5,176 million, which the Company paid in June 2005.

Makita believes it will continue to be able to access the capital markets on terms and for amounts that will be satisfactory to it and as necessary to support the business and to engage in hedging transactions on commercially acceptable terms.

Makita is rated at "A+" by Standard & Poor's at March 31, 2005.

Cash Flows

Net cash provided by operating activities in FY 2005 decreased by ¥12,099 million to ¥16,842 million from ¥28,941 million in the previous fiscal year. The cash inflow is primarily composed of cash received from customers, and the cash outflow is primarily composed of payments by Makita for parts and materials, selling, general and administrative expenses, and income taxes.

For FY 2005, cash inflow from cash received from customers increased, as a result of an increase in net sales. This increase in cash inflow was within the range of the increase in net sales, as there were no significant changes in Makita's collection rates. Cash inflow in operating activities increased by 5.6%, to ¥192,742 million, and cash outflow in operating activities increased by 14.5%, to ¥175,900 million.

Cash outflow for payments for parts and-materials increased as a result of increased production. This increase was greater than the increase in net sales. Cash outflow for income taxes payments increased due to an increase in taxable income.

Net cash inflow from investing activities was ¥154 million, compared with a ¥17,262 million cash outflow in the previous year. The increase in net cash inflow resulted mainly from the ¥13,510 million of proceeds from maturities of held to maturity securities. Net cash inflow from sales and maturities of securities of purchase of securities for FY 2005 was ¥7,172 million, compared with ¥16,762 million of net securities purchase to accumulate funds in preparation for the payments needed to redeem our outstanding convertible bonds maturing in March 2005. In addition, Makita spent less cash on time deposits, at ¥38 million for FY 2005 compared with ¥1,162 million for FY 2004. The foregoing was partially offset by reduced proceeds from sales of property, plants and equipment at ¥320 million for FY 2005 compared with ¥5,154 million for FY 2004, and the increase in cash used for capital expenditure by ¥2,161 million, to ¥6,655 million.

Net cash used in financing activities amounted to ¥16,177 million, compared with ¥6,596 million in the previous fiscal year. This included ¥12,990 million used to redeem our outstanding convertible bond and ¥3,453 million used to pay cash dividends. In FY 2005, net cash outflow from financing activities increased by ¥9,581 million to ¥16,177 million mainly due to an increase in redemption of convertible bond, and an increase in payment of cash dividends.

As a result of these activities as well as the effects of exchange rate changes, our cash and cash equivalents as of March 31, 2005 amounted to ¥25,384 million, up ¥808 million from the end of fiscal 2004.

Capital Expenditures

Makita has continued to allocate sizable amounts of funds for capital expenditures, which Makita believes is crucial for sustaining long-term growth. In the light of the severity of its current market competition however, Makita has focused its capital investments on expanding its plant in China and purchasing metal molds for new products to be manufactured in Japan and China and in certain other areas, which required Makita to increase the amount of its capital expenditures in FY 2005 compared to FY 2004. Total capital expenditures amounted to ¥5,691 million, ¥4,494 million and ¥6,655 million for FY 2003, 2004 and 2005, respectively. Capital expenditures in FY 2005 were mainly for the purchase of molds for new products, acquisition of production equipment in the Chinese plant and the construction of a headquarters building for Makita (Australia) Pty. Ltd.

Capital investments of the Company amounted to approximately ¥2.0 billion, while the capital investments of overseas subsidiaries including manufacturing subsidiaries in such countries as Germany, China, and the United States amounted to approximately ¥4.7 billion. Capital expenditures for Makita's consolidated subsidiaries consisted primarily of the construction of a headquarters building for Makita (Australia) Pty. Ltd., the purchase of metal molds for new products of Dolmar GmbH, and the acquisition of production equipment by Makita (China) Co., Ltd. and Makita (Kunshan) Co., Ltd. All of Makita's capital expenditures in FY 2005 were funded through internal sources.

Under its investment plans for FY 2006, the Makita Group is scheduled to make capital investments totaling ¥11.0 billion, 65% higher than for FY 2005, which is scheduled to be funded through internal sources. Of this total, the Company plans to make direct investments of ¥7.0 billion and its consolidated subsidiaries will invest ¥4.0 billion.

Financial Position

Total assets at the end of FY 2005 were ¥289,904 million, up 4.2% from the previous fiscal year-end. Total current assets increased 6.9% to ¥207,892 million, owing to such factors as an increase of inventories.

This increase was partially offset by a decrease in marketable securities.

Property, plant and equipment, at cost less accumulated depreciation, decreased 0.3%, to ¥52,824 million. Investments and other assets decreased 4.9%, to ¥29,188 million. Total current liabilities increased 24.9%, to ¥58,226 million mainly due to the reclassification of club members' deposits from long-term liabilities to current liabilities.

This increase was partially transferred by a decrease in convertible bond.

Long-term liabilities dropped 71.2%, to ¥10,639 million, mainly because of the shift of club membership and other liabilities of Joyama Kaihatsu, Ltd. and a decrease in accrued retirement and termination benefits due to the transfer to the government of the substitutional portion of the domestic pension plan. Working capital amounted to ¥149,666 million at the end of fiscal 2005. The current ratio was 3.6 times, compared with 4.2 at the previous year-end. Shareholders' equity grew 13.6%, to ¥219,640 million, because of the rise in net income as well as the decrease in the minimum pension liability adjustment due to the transfer to the government of the substitutional portion of the domestic pension plan, the recovery in stock markets, which increased the value of net unrealized holding gains on available-for-sale securities, and a decrease in foreign currency translation adjustments within total accumulated other comprehensive loss. As a result, the shareholders' equity ratio rose to 75.8%, from 69.5% at the previous fiscal year-end.

C. Research and development, patents and licenses, etc.

Approximately 440 of Makita's employees are engaged in research and development activities and product design. Makita also employs approximately 100 trained personnel in production engineering, and has developed a number of the machine tools currently used in its factories. The majority of such personnel are engaged in research and development of mechanical innovations, and the rest are engaged in the research and development of electric, electronic and other applications.

Makita places a high priority on R&D and believes that strong capability in R&D is crucial to its continuing development of high-quality, reliable products that meet users' needs. In FY 2005, Makita allocated ¥4,085 million to R&D. Approximately 2.1% of net sales. In FY 2004, Makita allocated ¥4,086 million for R&D, up 6.0% from the ¥3,856 million allocation in FY 2003. The ratio of R&D expenses to net sales in both FY 2004 and FY2003 was approximately 2.2%.

Makita is placing higher priority on designing power tools that are smaller and lighter, featuring electronic controls, and that have internal power sources allowing a cordless operation. Additional design priorities include developing units that feature low noise, low vibration, measures to restrain dust emissions and new safety features. Still another priority is to design units that can be recycled to address environmental concerns. In order to respond quickly to customers needs, Makita is also placing emphasis on shortening the time needed for new product development. To strengthen initiatives that reduce costs, Makita focused development activities on a more limited range of items and set objectives for developing models that use more standard parts. New products developed in FY 2005 included a rechargeable impact driver, an interior, right-angle circular saw and other products.

In addition, Makita expanded its development program for the MAKTEC series. Parts for this series are mostly procured locally in China. In addition, the MAKTEC series focuses on performance in practical work settings and limits the number of features to achieve an improved balance between cost and performance. The basic concept of this series is the development of products that offer sufficient durability along with quality and safety.

In fiscal 2005, Makita implemented initiatives to develop products that meet the European standards (WEEE, RoHS) for eliminating harmful substances. Makita developed a battery recharging system that employs digital communication functions to provide information on the state of battery charging. Through the use of this new system, the total volume of work can be increased substantially by enabling batteries to be used up to their capacity. In addition, Makita recently adopted lithium ion batteries, which doubles the total volume of work in comparison with Makita's batteries that must be inserted. Makita also developed an original battery checker system using the previously mentioned digital communication functions. Using this system, customers can check on the state of charging of their batteries and Makita can provide customers with information on how to make their batteries last longer.

D. Trend information

Despite expectations for a global trend toward modest economic recovery, sharp rises in oil prices and increased prices of other basic materials continue to make the corporate operating environment uncertain.

Regarding the previously announced plan to acquire the nailer business of Kanematsu-NNK Corp. on April 1, 2005, at the request of Kanematsu-NNK Corp., Makita postponed the acquisition on February 22, 2005. Makita is scheduled to announce further details regarding this acquisition when they have been decided.
Corporate reorganization procedures related to Makita's golf course management subsidiary, including the transfer of ownership interest, were completed by the end of May 2005.

Makita will continue working to improve its performance by expanding its share of the professional-use tool market, and it will seek to accomplish this by bolstering its marketing and service networks and developing high-value-added products. The outlook for the year ending March 31, 2006 is as follows:

(1) Competition is expected to intensify in Japan, the U.S. and other markets for power tools.
(2) In the European market, Makita is expected to achieve stable performance while maintaining its competitiveness.

E. Off-balance sheet arrangements

Makita did not have any off-balance sheet arrangements as of March 31, 2005.

F. Tabular disclosure of contractual obligations

	Total	Yen (millions)					
		Expected payment date, year ending March 31,					
		2006	2007	2008	2009	2010	Thereafter
Japanese yen loans from banks and insurance companies	6,205	¥ 6,205	¥ –	¥ –	¥ –	¥ –	¥ –
Japanese yen loans from Japanese companies (1)	150	150	–	–	–	–	–
Club members' deposits (2)	6,375	6,375	–	–	–	–	–
Capital lease	175	87	41	14	8	8	17
Operating lease	1,343	480	316	185	127	65	170
Purchase Obligation	5,639	5,639	–	–	–	–	–
Total	¥19,877	¥18,936	¥ 357	¥ 199	¥ 135	¥ 73	¥ 187

	Total	U.S. Dollars (thousands)					
		Expected payment date, year ending March 31,					
		2006	2007	2008	2009	2010	Thereafter
Japanese yen loans from banks and insurance companies	57,991	$ 57,991	$ –	$ –	$ –	$ –	$ –
Japanese yen loans from Japanese companies (1)	1,402	1,402	–	–	–	–	–
Club members' deposits (2)	59,580	59,580	–	–	–	–	–
Capital lease	1,635	812	383	131	75	75	159
Operating lease	12,551	4,486	2,953	1,729	1,187	607	1,589
Purchase Obligation	52,701	52,701	–	–	–	–	–
Total	$185,860	$176,972	$3,336	$1,860	$1,262	$ 682	$ 1,748

Note:

(1) Of the ¥800 million in Japanese yen loans from Japanese companies outstanding as of March 31, 2005, Makita was released from ¥650 million ($6,074 thousand), as a result of Makita paying ¥150 million ($1,402 thousand) in full settlement of the amounts due to Japanese companies on May 31, 2005 following the confirmation of the civil rehabilitation plan for Joyama Kaihatsu, Ltd. on May 7, 2005.

(2) Makita's club members' deposits consist of deposits from individuals or corporations who became members of Castle Hill Country Club, owned and operated by Joyama Kaihatsu Ltd., a subsidiary of the Company until May 31, 2005. On September 8, 2004, Joyama Kaihatsu, Ltd. petitioned the Nagoya District Court for the commencement of a civil rehabilitation plan. On April 11, 2005, the Nagoya District Court approved the civil rehabilitation plan for Joyama Kaihatsu, Ltd. and, because the creditors and club members did not object to the plan within the court designated deadline, the Nagoya District Court confirmed the plan on May 7, 2005. Upon confirmation of the civil rehabilitation plan, Makita was released from payment obligations in respect of the club members' deposits of ¥6,461 ($60,383 thousand) and repaid of ¥6,375 million ($59,580 thousand) on May 31, 2005 to fully settled the amounts outstanding.

Dividend Policy

Makita's basic policy on the distribution of profits is to maintain a dividend payout ratio of 30% or greater, with a lower limit on annual cash dividends of 18 yen per share. However, in the event special circumstances arise, computation of the amount of dividends will be based on consolidated net income after certain adjustments. In addition, Makita aims to implement a flexible capital policy, augment the efficiency of its capital employment, and thereby boost shareholder profit. Makita continues to consider repurchases of its outstanding shares in light of trends in stock prices. The Company intends to retire treasury stock when necessary based on consideration of the balance of treasury stock and its capital policy.

Makita intends to maintain a financial position strong enough to withstand the challenges associated with changes in its operating environment and other changes and allocate funds for strategic investments aimed at expanding its global operations.

According to this basic policy, the Company paid interim cash dividends in fiscal 2005 of ¥11.0 per share and ADS. The Company has declared a cash dividend of ¥36.0 per share and ADS, including a special dividend of ¥25 per share, and a special commemorative 90th anniversary dividend per share of ¥4, all of which were approved by the shareholders' meeting held on June 29, 2005.

The following table sets forth cash dividends per share of Common Stock declared in Japanese yen and as translated into U.S. dollars, the U.S. dollar amounts being based on the exchange rates at the respective payment date, using the noon buying rates for cable transfers in yen in New York City as certified for customs purposes by the Federal Reserve Bank of New York:

	In Yen		In U.S. Dollars	
Fiscal year ended March 31	Interim	Year-end	Interim	Year-end
2001	9.0	9.0	0.07	0.07
2002	9.0	9.0	0.07	0.07
2003	9.0	9.0	0.07	0.07
2004	9.0	13.0	0.07	0.11
2005	11.0	36.0	0.10	0.34

Note:

Cash dividends in U.S. dollars are based on the exchange rates at the respective payment date, using the noon buying rates for cable transfers in yen in New York City as certified for customs purposes by the Federal Reserve Bank of New York.

Risk factors

The following is a summary of some of the significant risks that could affect Makita. Other risks that could affect Makita are also discussed elsewhere in this annual report. Additionally, some risks that may be currently unknown to Makita and other risks, currently believed to be immaterial, may become material. Some of these statements are forward-looking statements that are subject to the "Cautionary Statement with Respect to Forward-Looking Statements" appearing elsewhere in this annual report.

Makita's sales are affected by the levels of construction activities and capital investments in its markets.
The demand for power tools, Makita's main products, is affected to a large extent by the levels of construction activities and capital investments in the relevant regions. Generally speaking, the levels of construction activities and capital investment depend largely on the economic conditions in the market. As a result, when economic conditions weaken in the principal markets for Makita's activities, including Japan, North America, Europe, and Asia, this may have an adverse impact on Makita's consolidated financial condition and results of operations.

Geographic concentration of Makita's main facilities may have adverse effects on Makita's business activities.
Makita's principal management functions, including its headquarters, and the companies on which it relies on for supplying major parts are located in Aichi Prefecture ("Aichi"), Japan. Makita's manufacturing facilities in Aichi and Kunshan, Jiangsu Province, China, collectively account for approximately 76% of Makita's total production volume on a consolidated basis in fiscal 2005. Due to this geographic concentration of Makita's major functions, including plants and other operations in Japan and China, Makita's performance may be significantly affected by major natural disasters and other catastrophic events, including earthquakes, floods, fires, power outages, and suspension of water supplies. In addition, Makita's facilities in China may also be affected by changes in political and legal environments, changes in economic conditions, revisions in tariff rates, currency appreciation, labor disputes, power outages resulting from inadequacies in infrastructure, and other factors. In the event that such developments cannot be foreseen or measures taken to alleviate their damaging impact are inadequate, Makita's consolidated financial condition and results of operations may be adversely affected.

Makita's overseas activities and entry into overseas markets entail risks, which may have a material adverse effect on Makita's business activities.
Makita derives a majority of its sales in markets located outside of Japan, including North America, Europe, Asia, Oceania, the Middle East, and emerging markets such as Russia and Eastern Europe. In fiscal 2005, approximately 80% of Makita's consolidated net sales were derived from products sold overseas. On a volume basis, Makita depended on overseas markets for 87% of units sold. The high percentage of overseas sales gives rise to a number of risks. If such risks occur, they may have a material adverse impact on Makita's consolidated financial condition and results of operations. Such risks include the following:

(1) Unexpected changes in laws and regulations;
(2) Disadvantageous political and economic factors;
(3) The outflow of technical know-how and knowledge due to personnel turnover enabling Makita's competitors to strengthen their position;
(4) Potentially unfavorable tax systems; and
(5) Terrorism, war, and other factors that lead to social turbulence.

Environmental or other government regulations may have a material adverse impact on Makita's business activities.
Makita maintains strict compliance with environmental, commercial, export and import, tax, safety and other regulations that are applicable to its activities in all the countries in which Makita operates. If Makita is unable to continue its compliance with existing regulations or is unable to comply with any new or amended regulations, it may be subject to fines and other penalties and its activities may be significantly restricted. The costs related to compliance with any news or amended regulations may also result in significant increases in overall costs. In any such case, Makita's consolidated financial condition and results of operations may be adversely affected.

Makita is currently working to achieve compliance with two EU directives announced on February 13, 2003. One of them, entitled "Waste Electrical and Electronic Equipment" ("WEEE") requires recycling and reproduction of materials of almost all electrical products. The other is "Restriction of the Use of Certain Hazardous Substances" ("RoHS"), which forbids the sale in EU member countries' products containing certain toxic substances, such as lead, mercury, cadmium, hexavalent chrome, polybrominated biphenyls, and polysbrominated diphenyl ethers, beginning on July 1, 2006. In order to comply with these directives, especially with RoHS, the cooperation of parts suppliers is essential. Makita is preparing measures to respond to the implementation of these directives including making requests to suppliers for eliminating such toxic substances in their products and providing guidance to assist them. Makita is also strengthening its systems for inspecting parts as they are delivered. However, the shift to alternative materials by Makita's suppliers is still not fully completed. It is not possible for Makita to detect whether the delivered parts that it accepts from its suppliers contains the prohibited substances. If Makita unknowingly or inadvertently manufactures its products using parts containing such prohibited substances and sells such products in the EU, Makita may be required to recall its products to replace the defective parts, may sustain damage to its reputation and may be subject to fines and penalties. In such cases, Makita's consolidated financial condition and results of operations may be adversely affected.

Currency exchange rate fluctuations may adversely affect Makita's financial results.

The functional currency for all of Makita's significant foreign operations is the local currency. The results of transactions denominated in local currencies of Makita's subsidiaries around the world are translated into yen using the average market conversion rate during each financial period. Assets and liabilities denominated in local currencies are converted into yen at the rate prevailing at the end of each financial period. As a result, Makita's operating results, assets, liabilities and shareholders' equity are affected by fluctuation in values of the Japanese yen against these local currencies.

Sales denominated in foreign currencies account for approximately 74% of Makita's consolidated net sales in fiscal 2005, and, accordingly, Makita's operating income is significantly affected by foreign exchange fluctuations.

In an effort to minimize the impact of short-term exchange rate fluctuations between major currencies, mainly the U.S. dollar, the euro, and the yen, Makita engages in hedging transactions. Makita is also increasing the percentage of products that it manufactures in China, which has resulted in an increase in foreign-currency denominated production costs. While Makita believes that such measures may help reduce the impact of some exchange rate fluctuations, it cannot assure you that it will be able to successfully hedge its exchange rate risks. In addition, medium-to-long-term fluctuations of exchange rates may make it difficult for Makita to execute procurement, production, logistics, and sales activities as planned and may have an adverse impact on Makita's consolidated financial condition and results of operations.

Fluctuations in stock market prices may adversely affect Makita's financial statements.

Makita holds certain Japanese equities and equity-linked financial products and records these securities as marketable securities on its consolidated financial statements. As of March 31, 2005, the aggregate carrying value of these securities was ¥24,594 million, which represents approximately 11.2% of Makita's net assets. The values of these investments are influenced by fluctuations in the quoted market prices. A significant depreciation in the value of these securities will have an adverse impact on Makita's consolidated financial condition and results of operations.

If Makita cannot respond to changes in construction method and trends in demand, Makita's sales may be materially and adversely affected.

In recent years, market trends in demand for various power tools have been changing significantly due to the adoption of new construction methods, especially in Japan. For example, as prefabricated housing construction becomes more common, the use of power tools at construction sites has been decreasing substantially, while demand for fastening tools has increased. If Makita does not or is unable to respond to these to rapid shifts in demand for various power tools, Makita's sales may decline and this may have an adverse effect on Makita's consolidated financial condition and results of operations.

The rapidly growing presence of China-based power tool manufacturers may harm Makita's sales results.

In recent years, power tool companies in China have expanded their presence in the world market. In particular, in certain markets in Asia where purchasing power is relatively low, competition with power tools made in China has intensified , with respect to lower end products. As the technology of Chinese power tool manufacturers improves, competition in the markets for high-end products for professional use may also intensify. As a result, Makita's market share consolidated financial condition and results of operations may be adversely affected.

If Makita is not able to develop attractive products, Makita's sales activities may be adversely affected.
Makita's principal competitive strengths are its diverse range of high-quality, high-performance power tools for professional use, and the good reputation of the MAKITA brand, both of which depend in part on Makita's ability to continue to develop attractive and innovative products that are well received by the market. There is no assurance that Makita will be able to continue to develop such products. If Makita is no longer capable of quickly developing new products that meet the changing needs of the market for high-end, professional users, it may have an adverse impact on Makita's consolidated financial condition and results of operations.

If Makita fails to maintain cooperative relationships with significant customers, Makita's sales may be seriously affected.
Makita has a number of significant customers. If Makita loses these customers and is unable to develop new sales channels to take their place, sales may decline and have an adverse impact on Makita's business performance and financial position. In fiscal 2004 major home center retailers in the United States began selling power tools, under their own brand name, which are supplied by Chinese manufacturers. If major customers of Makita select power tools and other items made in China and sell them under their own brand, this may have an adverse impact on Makita's consolidated financial condition and results of operations.

If any of Makita's suppliers fail to deliver materials or parts required for production as scheduled, Makita's production activities may be adversely affected.
Makita's production activities are greatly dependent on the on-schedule delivery of materials and parts from its suppliers. Makita purchases some of its component parts from sole suppliers. The largest single source supplier of the Company accounted for approximately 6% of its aggregate purchases of raw materials and parts in fiscal 2005. There is no assurance that Makita will be able to find alternate suppliers that can provide materials and parts of similar quality and price in a sufficient quantity and in a timely manner. In the event that any of these suppliers cannot deliver the required quality and quantity of parts on schedule, this will have an adverse effect on Makita's production schedules and cause a delay in Makita's own product deliveries. This may cause Makita to lose some customers or require Makita to purchase replacement materials or parts from alternate sources at a higher price. Any of these occurrences may have a detrimental effect on Makita's consolidated financial condition and results of operations.

When the procurement of raw materials used by the Company becomes difficult or prices of these raw materials rise sharply, this may have an adverse impact on performance.
In manufacturing power tools, Makita Group purchases raw materials and components, including silicon steel plates, aluminum, steel products, copper wire, and electronic parts. In recent years, demand for these materials in China and the rest of the world has risen substantially, and some suppliers are experiencing a shortage of capacity. Under these circumstances, if the Makita Group is unable to obtain the necessary quantities of these materials, this may have an effect on production schedules. In addition, the shortage of capacity among suppliers is a factor leading to increased prices of production materials. If the Makita Group experiences increases in prices of production materials, greater than what can be absorbed by increased productivity or through other internal efforts and prices of final products cannot be raised sufficiently, such circumstance may have a detrimental impact on the performance and financial position of the Makita Group.

Product liability litigation or recalls may harm Makita's financial statements and reputation.
Makita manufactures a wide range of power tools at factories worldwide according to ISO internationally accepted quality control standards. However, Makita cannot be certain that all of its products will be free of defects nor that if will not be subject to product recalls in the future. A large-scale recall or a substantial product liability suit brought against Makita may result in severe damage to Makita's brand image and reputation. In addition, a major product recall or product liability lawsuit is likely to be very costly and would require a significant amount of management time and attention. Any of these occurrences may have a major adverse impact on Makita's consolidated financial condition and results of operations.

<u>Quantitative and Qualitative Disclosures about Market Risk</u>

Market Risk Exposure

Makita is exposed to various market risks, including those related to changes in foreign exchange rates, interest rates, and the prices of marketable securities and investment securities. In order to hedge the risks of fluctuations in foreign exchange rates and interest rates, Makita uses derivative financial instruments. Makita does not hold or use derivative financial instruments for trading purposes. Although the use of derivative financial instruments exposes Makita to the risk of credit-related losses in the event of nonperformance by counterparties, Makita believes that its counterparties are creditworthy because they are required to have a credit rating of a specified level or above, and Makita does not expect credit-related losses, if any, to be significant.

Equity and Debt Securities Price Risk

Makita classified investments of debt securities for current operations as marketable securities within current assets. Other investments are classified as investment securities as a part of investments and other assets in the consolidated balance sheets. Makita does not hold marketable securities and investment securities for trading purposes. The fair value of certain of these investments expose Makita to equity price risks. These investments are subject to changes in the market prices of the securities. The maturities and fair values of such marketable securities and investment securities at March 31, 2004 and 2005 were as follows:

	Yen (millions)				U.S. Dollars (thousands)	
	2004		2005		2005	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Due within one year	¥58,523	¥58,530	¥53,581	¥53,581	$500,757	$500,757
Due after one year through five years	2,268	2,267	2,610	2,615	24,393	24,439
Due after five years	3,182	3,180	2,150	2,144	20,092	20,037
Indefinite periods	1,600	1,600	1,614	1,614	15,084	15,084
Equity securities	20,556	20,556	20,433	20,433	190,963	190,963
	¥86,129	¥86,134	¥80,388	¥80,387	$751,289	$751,280

Foreign Exchange Risk

Makita's international operations and indebtedness denominated in foreign currencies expose Makita to the risk of fluctuation in foreign currency exchange rates. To manage this exposure, Makita enters into certain foreign exchange contracts with respect to a part of such international operations and indebtedness. The following table provides information about Makita's major derivative financial instruments related to foreign currency transactions as of March 31, 2004 and March 31, 2005. Figures are translated into yen at the rates prevailing at March 31, 2004 and March 31, 2005, together with the relevant weighted average contractual exchange rates at March 31, 2005. All of the foreign exchange contracts listed in the following table have contractual maturities in FY 2005 and 2006.

	Yen (millions) (except average contractual rates)						U.S. Dollars (thousands)	
	2004			2005			2005	
	Contract amounts	Fair Value	Average contractual rates	Contract amounts	Fair Value	Average contractual rates	Contract amounts	Fair Value
Foreign currency contracts:								
U.S.$/Yen	¥ 3,656	¥ 69	¥ 107.21	¥ 3,934	¥ (112)	¥ 104.09	$ 36,766	$ (1,047)
Euro/Yen	3,035	112	133.59	3,166	(36)	137.05	29,589	(336)
A$/Yen	567	12	81.02	329	(9)	80.12	3,075	(84)
STG/Yen	48	–	190.17	129	(2)	197.94	1,206	(19)
Euro/STG	1,374	63	–	1,413	16	–	13,206	150
Other	770	17	–	1,299	6	–	12,140	55
Total	¥ 9,450	¥ 273		¥ 10,270	¥ (137)		$ 95,982	$ (1,281)
Foreign currency swaps:								
U.S.$/Yen	¥ 240	¥ 27	¥ 119.99	¥ 749	¥ –	¥ 107.02	$ 7,000	$ –
Euro/Yen	2,537	77	133.52	–	–	–	–	–
CAN$/Yen	321	(2)	80.29	424	(19)	84.74	3,963	(178)
A$/Yen	1,984	(11)	79.35	3,144	(187)	78.60	29,383	(1,748)
NZ$/Yen	106	1	70.35	–	–	–	–	–
SFr./Yen	–	–	–	174	(5)	86.99	1,626	(47)
Total	¥ 5,188	¥ 92		¥ 4,491	¥ (211)		$ 41,969	$ (1,973)
Options purchased to sell foreign currencies:								
U.S.$/Yen	¥ 270	¥ 7	¥ 105.93	¥ 406	¥ 1	¥ 101.56	$ 3,794	$ 9
Euro/Yen	197	5	131.40	298	1	135.51	2,785	9
Other	126	2	–	63	–	–	589	–
Total	¥ 593	¥ 14		¥ 767	¥ 2		$ 7,168	$ 18
Options written to buy foreign currencies:								
U.S.$/Yen	¥ 277	¥ (2)	¥ 108.39	¥ 424	¥ (8)	¥ 106.12	$ 3,963	$ (75)
Euro/Yen	201	(1)	134.18	305	(3)	138.84	2,850	(28)
Other	131	(1)	–	67	–	–	626	–
Total	¥ 609	¥ (4)		¥ 796	¥ (11)		$ 7,439	$ (103)

Interest Rate Risk

Makita's exposure to market risk due to changes in interest rates relates primarily to its debt obligations. Makita's long-term debt bears fixed rates. Interest rate swaps may be entered into from time to time by Makita to hedge fair values of debt in accordance with Makita's internal rules. Regarding obligations as of March 31, 2005, the following tables present information translated into yen at the rate prevailing at the balance sheet date, together with the relevant weighted average contractual interest rates at March 31, 2005.

	Average Interest rates	Total	Yen (millions) Year ending March 31, 2006	2007	2008	2009	2010	Thereafter
Japanese yen loans from banks and insurance companies	3.3%	6,205	6,205	–	–	–	–	–
Japanese yen loans from Japanese companies	0.6%	800	800	–	–	–	–	–
Japanese yen Capital lease	1.9%	175	87	41	14	8	8	17
Total		¥ 7,180	¥ 7,092	¥ 41	¥ 14	¥ 8	¥ 8	¥ 17

	Average Interest rates	Total	U.S. Dollars (thousands) Year ending March 31, 2006	2007	2008	2009	2010	Thereafter
Japanese yen loans from banks and insurance companies	3.3%	57,991	57,991	–	–	–	–	–
Japanese yen loans from Japanese companies	0.6%	7,477	7,477	–	–	–	–	–
Japanese yen Capital lease	1.9%	1,635	812	383	131	75	75	159
Total		$ 67,103	$ 66,280	$ 383	$ 131	$ 75	$ 75	$ 159

MAKITA CORPORATION AND CONSOLIDATED SUBSIDIARIES

SELECTED FINANCIAL DATA

YEARS ENDED MARCH 31, 2001, 2002, 2003, 2004 AND 2005

	Yen (millions) and U.S. Dollars (thousands)				
	2001	2002	2003	2004	**2005**
Net sales	¥ 156,314	¥ 166,169	¥ 175,603	¥ 184,117	**¥ 194,737**
	$ 1,460,879	$ 1,552,981	$ 1,641,150	$ 1,720,720	**$ 1,819,972**
Domestic	41,849	39,510	38,781	39,142	**39,379**
	391,112	369,252	362,439	365,813	**368,028**
Overseas	114,465	126,659	136,822	144,975	**155,358**
	1,069,766	1,183,729	1,278,710	1,354,907	**1,451,944**
Operating income	7,093	5,873	12,468	14,696	**31,398**
	66,290	54,888	116,523	137,346	**293,439**
Income before income taxes	6,644	3,403	9,292	16,170	**32,618**
	62,093	31,804	86,841	151,121	**304,841**
Net income	2,133	133	6,723	7,691	**22,136**
	19,935	1,243	62,832	71,879	**206,879**
Working capital	142,700	144,929	141,759	147,822	**149,666**
	1,333,645	1,354,477	1,324,850	1,381,514	**1,398,748**
Long-term indebtedness	21,135	20,102	19,843	7,364	**88**
	197,523	187,869	185,449	68,822	**822**
Shareholders' equity	192,547	189,939	182,400	193,348	**219,640**
	1,799,505	1,755,131	1,704,673	1,806,991	**2,052,710**
Total assets	293,995	285,138	278,600	278,116	**289,904**
	2,747,617	2,664,841	2,603,738	2,599,215	**2,709,383**
Capital expenditures	8,366	5,958	5,691	4,494	**6,655**
	78,187	55,682	53,187	42,000	**62,196**
Depreciation and amortization	9,167	9,754	9,740	7,963	**5,381**
	85,673	91,159	91,028	74,421	**50,290**

	Yen and U.S. Dollars				
Per share of common stock and American Depositary Share:					
Earnings per share:					
Basic	¥ 13.6	¥ 0.9	¥ 45.3	¥ 53.2	**¥ 153.9**
	$ 0.13	$ 0.01	$ 0.42	$ 0.50	**$ 1.44**
Diluted	13.6	0.9	44.2	51.9	**148.8**
	0.13	0.01	0.41	0.49	**1.39**
Cash dividends paid for the year	19.0	18.0	18.0	18.0	**24.0**
	0.18	0.17	0.17	0.17	**0.22**
Number of employees	7,953	8,157	8,344	8,433	**8,560**

Notes: (1) The U.S. dollar amounts above and elsewhere in this report represent translations, for the convenience of the reader, at the rate of ¥107 to US$1.

(2) Cash dividends per share applicable to fiscal 2001 include a special commemorative dividend of ¥1 per share.

(3) The June 29, 2005, annual general meeting of shareholders approved a proposal to set cash dividends per share for the second half of the fiscal year ended March 31, 2005 at ¥36, including a special dividend of ¥23 per share and a special commemorative dividend of ¥4 per share.

(4) Refer to Note 14 of the notes to the consolidated financial statements for the computation of per share data.

CONSOLIDATED BALANCE SHEETS

MARCH 31, 2004 AND 2005

ASSETS

	Yen (millions)		U.S. Dollars (thousands)
	2004	2005	2005
CURRENT ASSETS:			
Cash and cash equivalents	¥ 24,576	¥ 25,384	$ 237,234
Time deposits	4,050	7,867	73,523
Marketable securities	63,990	58,015	542,196
Trade receivables-			
Notes	2,254	1,687	15,766
Accounts	34,787	38,997	364,458
Less-Allowance for doubtful receivables	(1,346)	(1,178)	(11,009)
Inventories	54,326	66,003	616,850
Deferred income taxes	3,691	3,831	35,804
Prepaid expenses and other current assets	8,117	7,286	68,094
Total current assets	194,445	207,892	1,942,916
PROPERTY, PLANT AND EQUIPMENT, AT COST:			
Land	18,326	17,673	165,168
Buildings and improvements	50,648	51,085	477,430
Machinery and equipment	73,000	73,356	685,570
Construction in progress	222	790	7,383
	142,196	142,904	1,335,551
Less-Accumulated depreciation	(89,231)	(90,080)	(841,869)
	52,965	52,824	493,682
INVESTMENTS AND OTHER ASSETS:			
Investment securities	22,139	22,373	209,093
Deferred income taxes	880	390	3,645
Other assets	7,687	6,425	60,047
	30,706	29,188	272,785
	¥278,116	¥289,904	$ 2,709,383

MAKITA CORPORATION AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

MARCH 31, 2004 AND 2005

LIABILITIES AND SHAREHOLDERS' EQUITY

	Yen (millions)		U.S. Dollars (thousands)
	2004	2005	2005
CURRENT LIABILITIES:			
Short-term borrowings	¥ 14,128	¥ 9,060	$ 84,673
Trade notes and accounts payable	8,525	10,574	98,822
Accrued payroll	7,168	7,695	71,916
Club members' deposits	–	12,836	119,963
Accrued expenses and other	10,656	12,248	114,467
Income taxes payable	6,093	5,695	53,224
Deferred income taxes	53	118	1,103
Total current liabilities	46,623	58,226	544,168
LONG-TERM LIABILITIES:			
Long-term indebtedness	7,364	88	822
Club members' deposits	13,045	–	–
Accrued retirement and termination benefits	15,536	5,126	47,907
Deferred income taxes	235	4,538	42,411
Other liabilities	711	887	8,290
	36,891	10,639	99,430
MINORITY INTERESTS	1,254	1,399	13,075
COMMITMENTS AND CONTINGENT LIABILITIES	–	–	–
SHAREHOLDERS' EQUITY:			
Common stock,			
Authorized - 287,000,000 shares in 2004			
287,000,000 shares in 2005			
Issued and outstanding			
- 148,006,992 shares and 143,893,191 shares in 2004			
148,008,760 shares and 143,777,607 shares in 2005	23,803	23,805	222,477
Additional paid-in capital	45,421	45,430	424,579
Legal reserve	5,669	5,669	52,981
Retained earnings	138,819	157,502	1,471,981
Accumulated other comprehensive income (loss)	(17,048)	(9,249)	(86,439)
Treasury stock, at cost: - 4,113,801 shares in 2004			
4,231,153 shares in 2005	(3,316)	(3,517)	(32,869)
	193,348	219,640	2,052,710
	¥278,116	¥289,904	$ 2,709,383

The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

MAKITA CORPORATION AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED MARCH 31, 2003, 2004 AND 2005

	Yen (millions)			U.S. Dollars (thousands)
	2003	2004	2005	2005
NET SALES	¥175,603	¥184,117	¥194,737	$ 1,819,972
Cost of sales	110,226	110,322	113,323	1,059,093
GROSS PROFIT	65,377	73,795	81,414	760,879
Selling, general and administrative expenses	51,579	53,698	52,646	492,019
Loss (Gain) on disposals or sales of property, plant and equipment	1,330	(2,379)	1,234	11,533
Impairment of long-lived assets	–	7,780	577	5,393
Transfer to the government of the substitutional portion of pension plan	–	–	(4,441)	(41,505)
OPERATING INCOME	12,468	14,696	31,398	293,439
OTHER INCOME (EXPENSES):				
Interest and dividend income	786	869	1,157	10,813
Interest expense	(665)	(605)	(588)	(5,495)
Exchange gains (losses) on foreign currency transactions, net	(1,460)	(202)	37	346
Realized gains (losses) on securities, net	(2,590)	555	453	4,234
Other, net	753	857	161	1,504
Total	(3,176)	1,474	1,220	11,402
INCOME BEFORE INCOME TAXES	9,292	16,170	32,618	304,841
PROVISION FOR INCOME TAXES:				
Current	2,294	8,745	10,071	94,121
Deferred	275	(266)	411	3,841
Total	2,569	8,479	10,482	97,962
NET INCOME	¥ 6,723	¥ 7,691	¥ 22,136	$ 206,879

	Yen			U.S. Dollars
PER SHARE OF COMMON STOCK AND ADS:				
Net income				
Basic	¥ 45.3	¥ 53.2	¥ 153.9	$ 1.44
Diluted	44.2	51.9	148.8	1.39
Cash dividends paid for the year	18.0	18.0	24.0	0.22

The accompanying notes to consolidated financial statements are an integral part of these statements.

MAKITA CORPORATION AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED MARCH 31, 2003, 2004 AND 2005

	Yen (millions)			U.S. Dollars (thousands)
	2003	2004	2005	2005
COMMON STOCK:				
Beginning balance	¥ 23,803	¥ 23,803	¥ 23,803	$ 222,458
Conversion of convertible bonds; 1,768 shares in 2005	–	–	2	19
Ending balance	¥ 23,803	¥ 23,803	¥ 23,805	$ 222,477
ADDITIONAL PAID-IN CAPITAL:				
Beginning balance	¥ 45,419	¥ 45,419	¥ 45,421	$ 424,495
Conversion of convertible bonds	–	–	2	19
Gain on sales of treasury stock	–	2	7	65
Ending balance	¥ 45,419	¥ 45,421	¥ 45,430	$ 424,579
LEGAL RESERVE:				
Beginning balance	¥ 5,669	¥ 5,669	¥ 5,669	$ 52,981
Ending balance	¥ 5,669	¥ 5,669	¥ 5,669	$ 52,981
RETAINED EARNINGS:				
Beginning balance	¥133,723	¥137,753	¥138,819	$ 1,297,373
Net income	6,723	7,691	22,136	206,879
Cash dividends	(2,693)	(2,610)	(3,453)	(32,271)
Retirement of treasury stock	–	(4,015)	–	–
Ending balance	¥137,753	¥138,819	¥157,502	$ 1,471,981
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX:				
Beginning balance	¥ (16,446)	¥ (25,134)	¥ (17,048)	$ (159,327)
Other comprehensive income (loss) for the year	(8,688)	8,086	7,799	72,888
Ending balance	¥ (25,134)	¥ (17,048)	¥ (9,249)	$ (86,439)
TREASURY STOCK:				
Beginning balance	¥ (2,229)	¥ (5,110)	¥ (3,316)	$ (30,990)
Purchases	(2,881)	(2,227)	(208)	(1,944)
Retirement and sales	–	4,021	7	65
Ending balance	¥ (5,110)	¥ (3,316)	¥ (3,517)	$ (32,869)
DISCLOSURE OF COMPREHENSIVE INCOME (LOSS):				
Net income for the year	¥ 6,723	¥ 7,691	¥ 22,136	$ 206,879
Other comprehensive income (loss) for the year	(8,688)	8,086	7,799	72,888
Total comprehensive income (loss) for the year	¥ (1,965)	¥ 15,777	¥ 29,935	$ 279,767

The accompanying notes to consolidated financial statements are an integral part of these statements.

MAKITA CORPORATION AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED MARCH 31, 2003, 2004 AND 2005

	Yen (millions)			U.S. Dollars (thousands)
	2003	2004	2005	2005
CASH FLOWS FROM OPERATING ACTIVITIES:				
Net income	¥ 6,723	¥ 7,691	¥ 22,136	$ 206,879
Adjustments to reconcile net income to net cash provided by operating activities-				
Depreciation and amortization	9,740	7,963	5,381	50,290
Deferred income taxes	275	(266)	411	3,841
Realized losses (gains) on securities, net	2,590	(555)	(453)	(4,234)
Losses (Gains) on disposals or sales of property, plant and equipment	1,330	(2,379)	1,234	11,533
Impairment of long-lived assets	–	7,780	577	5,393
Changes in assets and liabilities-				
Trade receivables	647	(1,610)	(1,995)	(18,645)
Inventories	5,446	6,193	(9,203)	(86,009)
Payables and accrued expenses	343	3,175	3,069	28,682
Income taxes payable	33	2,368	(770)	(7,196)
Accrued retirement and termination benefits	290	(562)	(4,900)	(45,794)
Other, net	(276)	(857)	1,355	12,662
Net cash provided by operating activities	27,141	28,941	16,842	157,402
CASH FLOWS FROM INVESTING ACTIVITIES:				
Capital expenditures	(5,691)	(4,494)	(6,655)	(62,196)
Purchases of available for sale securities	(22,559)	(26,691)	(20,091)	(187,766)
Purchases of held to maturity securities	(5,497)	(8,261)	(1,753)	(16,383)
Proceeds from sales and maturities of available for sale securities	24,061	18,190	14,672	137,121
Proceeds from maturities of held to maturity securities	–	–	13,510	126,262
Proceeds from sales of property, plant and equipment	488	5,154	320	2,991
Increase in time deposits	(541)	(1,162)	(38)	(355)
Decrease in other assets, net	80	2	189	1,765
Net cash provided by (used in) investing activities	(9,659)	(17,262)	154	1,439
CASH FLOWS FROM FINANCING ACTIVITIES:				
Decrease in short-term borrowings	(4,254)	(882)	693	6,477
Redemption of bonds	(1,610)	–	(12,990)	(121,402)
Repayment of long-term indebtedness	(25)	–	–	–
Repayment of club members' deposits	(1,897)	(860)	(209)	(1,953)
Purchases of treasury stock, net	(2,881)	(2,220)	(194)	(1,813)
Cash dividends paid	(2,693)	(2,610)	(3,453)	(32,271)
Other, net	(21)	(24)	(24)	(225)
Net cash used in financing activities	(13,381)	(6,596)	(16,177)	151,187

The accompanying notes to consolidated financial statements are an integral part of these statements.

MAKITA CORPORATION AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED MARCH 31, 2003, 2004 AND 2005

	Yen (millions)			U.S. Dollars (thousands)
	2003	2004	2005	2005
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	¥ 539	¥ (877)	¥ (11)	$ (103)
NET CHANGE IN CASH AND CASH EQUIVALENTS	4,640	4,206	808	7,551
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	15,730	20,370	24,576	229,683
CASH AND CASH EQUIVALENTS, END OF YEAR	¥20,370	¥24,576	¥25,384	$ 237,234
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:				
Cash paid during the year for-				
Interest	¥ 672	¥ 605	¥ 593	$ 5,542
Income taxes	2,262	6,377	10,841	101,318

The accompanying notes to consolidated financial statements are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS

Makita Corporation (the " Company") is a recognized leader in manufacture and sale of portable electric power tools. The Company and its consolidated subsidiaries' main products include circular saws, jig saws, planers, drills, rotary hammers, grinders and slide compound saws. The Company and its consolidated subsidiaries (collectively "Makita") also manufacture and sell stationary woodworking machines and pneumatic tools as well as garden tools and products for indoor household use.

Domestic sales in Japan are made by the Company, while overseas sales are made under the Makita or Maktec brand name, almost entirely through sales subsidiaries and distributors. Approximately 79.8% of consolidated net sales for the year ended March 31, 2005 were generated from customers outside Japan, with 19.8% from North America, 38.6% from Europe and 21.4% from Asia and other area.

Makita's manufacturing and assembly operations are conducted primarily at two plants in Japan and seven plants overseas, located in the United States, Germany, the United Kingdom, Brazil, China (two plants) and Canada.

2. BASIS OF PRESENTING FINANCIAL STATEMENTS

Foreign subsidiaries translate their financial statements into Japanese yen from each of their functional currencies. The accounts and the financial statements of the Company and domestic subsidiaries are maintained and reported in their functional currency, the Japanese yen.

The books of the Company and its domestic subsidiaries are maintained in conformity with Japanese accounting principles, while foreign subsidiaries maintain their books in conformity with the standards of their country of domicile.

The accompanying consolidated financial statements reflect all necessary adjustments, not recorded in the Company's and its consolidated subsidiaries' books, to present them in conformity with U.S. generally accepted accounting principles ("U.S. GAAP").

3. SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

(a) Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and all of its majority owned subsidiaries and those variable interest entities where the Company is the primary beneficiary under FASB Interpretation No,46 (revised December 2003) ("FIN 46R"), "Consolidation of Variable Interest Entities". All significant inter-company balances and transactions have been eliminated in consolidation. Makita currently does not have any consolidated Variable Interest Entities as set out in FIN 46R.

(b) Foreign Currency Translation

Under the provisions of Statement of Financial Accounting Standards ("SFAS") No.52 "Foreign Currency Translation", overseas subsidiaries' assets and liabilities denominated in their local foreign currency are translated at the exchange rate in effect at each fiscal year-end and income and expenses are translated at the average rates of exchange prevailing during each fiscal year. The local currencies of the overseas subsidiaries are regarded as their functional currencies. The resulting currency translation adjustments are included in accumulated other comprehensive income (loss) in shareholders' equity.

Gains and losses resulting from all foreign currency transactions, including foreign exchange contracts, and translation of receivables and payables denominated in foreign currencies are included in other income (expenses).

(c) *Cash equivalents*

For purposes of the consolidated balance sheets and the consolidated statements of cash flows, Makita considers highly liquid investments with an original maturity of three months or less at the date of purchase to be cash equivalents.

(d) *Marketable and Investment Securities*

Makita accounts for marketable and investment securities in accordance with SFAS No.115 "Accounting for Certain Investments in Debt and Equity Securities" which requires all investments in debt and equity securities to be classified as either trading, available-for-sale securities or held-to maturity securities. Makita classifies investments in debt and equity securities as available-for-sale, or held-to-maturity securities. Makita does not hold any marketable and investment securities which are bought and held primarily for the purpose of sale in the near term.

Except for non-marketable equity securities, available-for-sale securities are reported at fair value, and unrealized gains or losses are recorded as a separate component of other comprehensive income (loss), net of applicable income taxes. Non-marketable equity securities are carried at cost and reviewed periodically for impairment. Held-to-maturity securities are reported at amortized cost, adjusted for the amortization or accumulation of premiums or discounts.

A decline in fair value of any available-for-sale or held-to-maturity security below the amortized cost basis that is deemed to be other-than-temporary results in a write-down of the amortized cost basis to fair value as a new cost basis and the amount of the write-down is included in earnings.

Available-for-sale securities are periodically reviewed for other-than-temporary declines on criteria that include the length and magnitude of decline, the financial condition and prospects of the issuer, Makita's intent and ability to retain the investment for a period of time to allow for recovery in market value and other relevant factors.

Held-to-maturity securities are periodically evaluated for possible impairment by taking into consideration of the financial condition, business prospects and credit worthiness of the issuer. Impairment to be recognized is measured based on the amount by which the carrying amount of the investment exceeds the fair value of the investment. Fair value is determined based on quoted market prices or other valuation techniques as appropriate.

Makita classifies marketable securities in current assets which are available for current operations. Other investments are classified as investment securities as a part of non-current investments and other assets in the consolidated balance sheets.

The cost of a security sold or the amount reclassified out of accumulated other comprehensive income (loss) into earnings was determined by the average cost method.

(e) *Allowance for Doubtful Receivables*

Allowance for doubtful receivables represent the Makita's best estimate of the amount of probable credit losses in its existing receivables. The allowance is determined based on, but is not limited to, historical collection experience adjusted for the effects of current economic environment, assessment of inherent risks, aging and financial performance. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

(f) *Inventories*

Inventory costs include raw materials, labor and manufacturing overheads. Inventories are valued at the lower of cost or market price, with cost determined based on the average cost method. Makita estimates the obsolescence of inventory based on the difference between the cost of inventory and its estimated market value reflecting certain assumptions about anticipated future demand. The carrying value of inventory is then reduced to account for such obsolescence. Once inventory items are written-down or written-off, such items are not written-up subsequently. All existing and anticipated modifications to product models are evaluated against on-hand inventories, and are adjusted for potential obsolescence.

(g) *Property, Plant and Equipment and Depreciation*

Depreciation of property, plant and equipment is computed by using the declining-balance method over the estimated useful lives. The depreciation period generally ranges from 10 years to 50 years for buildings and from 3 years to 10 years for machinery and equipment. The cost and accumulated depreciation and amortization applicable to assets retired are removed from the accounts and any resulting gain or loss is recognized. Betterments, renewals extraordinary repairs that extend the life of the assets are capitalized. Other maintenance and repair costs are expensed as incurred.

Depreciation expense for the years ended March 31, 2003, 2004 and 2005 mounted to ¥9,426 million, ¥7,692 million and ¥5,175 million, respectively, which included amortization of capitalized lease equipment.

Certain leased buildings, improvements, machinery and equipment are accounted for as capital leases in conformity with SFAS No.13, "Accounting for Leases." The aggregate cost included in property, plant and equipment and related accumulated amortization as of March 31, 2004 and 2005 was as follows:

	Yen (millions)		U.S. Dollars (thousands)
	2004	2005	2005
Aggregate cost	¥ 701	¥ 677	$ 6,327
Accumulated amortization	470	533	4,981

(h) *Goodwill and Other Intangible Assets*

Goodwill and intangible assets with indefinite useful lives are not amortized, but instead tested for impairment annually in accordance with the provisions of FASB Statement No. 142, *"Goodwill and Other Intangible Assets."*. Intangible assets with finite useful lives, consisting primarily of software are amortized using straight-line method over the estimated useful lives and reviewed for impairment in accordance with FASB Statement No. 144, *"Accounting for Impairment or Disposal of Long-Lived Assets"*.

(i) *Research and Development Costs and Advertising Costs*

Research and development costs, included in selling, general and administrative expenses in the consolidated statements of income, are expensed as incurred and totaled ¥3,856 million, ¥ 4,086 million and ¥4,085 million ($38,178 thousand) for the years ended March 31, 2003, 2004 and 2005, respectively.

Advertising costs are also expensed as incurred and totaled ¥3,616 million, ¥3,797 million and ¥4,381 million ($40,944 thousand) for the years ended March 31, 2003, 2004 and 2005, respectively.

(j) *Shipping and Handling Costs*

Shipping and handling costs, which mainly include transportation to customers, are included in selling, general and administrative expenses in the consolidated statements of income. Shipping and handling costs were ¥4,003 million, ¥4,418 million and ¥5,305 million ($49,579 thousand) for the years ended March 31, 2003, 2004 and 2005, respectively.

(k) *Income Taxes*

Makita accounts for income taxes in accordance with the provision of SFAS No.109, "Accounting for Income Taxes," which requires an asset and liability approach for financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carryforwards. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years the temporary differences and carryforwards are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(l) *Product Warranties*

A liability for the estimated product warranty related cost is established at the time revenue is recognized and is included in accrued expenses and cost of sales. Estimates for accrued product warranty costs are primarily based on historical experience, and are affected by ongoing product failure rates, specific product class failures outside of the baseline experience, material usage and service delivery costs incurred in correcting a product failure.

(m) *Pension Plans*

Makita accounts for pension plans in accordance with the provision of SFAS No.87, "Employers' Accounting for Pensions," in accounting for retirement and termination benefit plans. Under SFAS 87, changes in the amount of either the projected benefit obligation or plan assets resulting from actual results different from that assumed and from changes in assumptions can result in gains and losses to be recognized in the consolidated financial statements in future periods. Amortization of an unrecognized net gain or loss is included as a component of the net periodic benefit plan cost for a year if, as of the beginning of the year, that unrecognized net gain or loss exceeds 10 percent of the greater of (1) the projected benefit obligation or (2) the fair value of that plan's assets. In such case, the amount of amortization recognized is the resulting excess divided by the average remaining service period of active employees expected to receive benefits under the plan.

(n) *Earnings Per Share*

Basic earnings per share is computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding during each year. Diluted earnings per share reflects the potential dilution computed on the basis that all convertible bonds were converted at the beginning of the year or at the time of issuance unless they were antidilutive.

(o) *Impairment of Long-Lived Assets*

Makita accounts for impairment of long lived assets with finite useful lives in accordance with the provision of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets," Long-lived assets, such as property, plant and equipment, and certain intangible assets subject to amortization, are reviewed for impairment whenever events or charges in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to its estimated undiscounted future cash flow. An impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. Fair value is determined by independent third party appraisal, projected discounted cash flow or other valuation techniques as appropriate. Assets to be disposed of are separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated.

(p) *Derivative Financial Instruments*

Makita conforms to SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of SFAS No. 133." Both statements require Makita to recognize all derivative instruments as either assets or liabilities in the consolidated balance sheets and measure those instruments at fair values. The accounting for changes in the fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship, and on the type of hedging relationship.

Makita uses various derivative instruments to manage interest rate and currency exchange rate risk on specific underlying exposures on recorded items . To qualify for fair value hedge accounting in accordance with SFAS No. 133, the derivative instruments must be effective in reducing the risk exposure that they are designated to hedge. Makita formally designates and documents the derivative instruments as an effective hedge of specific underlying exposures, as well as the risk management objectives and strategies for undertaking the hedge transactions at the time of entering into the hedge. Derivative instruments that meet established accounting criteria are formally designated as hedges at the inception of the contract. These criteria demonstrate that the derivative instruments are expected to be highly effective at offsetting changes in fair value of the underlying exposure both at the inception of the hedging relationship and on an ongoing basis.

Changes in the fair value of a derivative instrument that is designated as a fair value hedge and highly effective, along with offsetting changes in fair value of the underlying hedged exposure, are recorded in earnings.

When the underlying hedged item ceases to exist, all changes in the fair value of the derivative instrument are recognized in earnings until the derivative instrument matures.

Any changes in the fair value of derivative instruments that are not designated as hedges, as well as changes in the value of derivatives that do not offset the underlying hedged item throughout the designated hedge period (collectively "ineffectiveness"), are immediately recognized in earnings.

(q) Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Makita has identified the following areas where it believes assumptions and estimates are particularly critical to the consolidated financial statements. These are revenue recognition, determination of the allowance for doubtful receivables, impairment of long-lived assets, realizability of deferred income tax assets, the determination of unrealized losses on securities of which the decline in market value is considered to be other than temporary, the actuarial assumptions on retirement and termination benefit plans and valuation of inventories.

(r) Revenue Recognition

Makita recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services are rendered, the sales price is fixed and determinable and collectibility is reasonably assured. Makita believes the foregoing conditions are satisfied upon the shipment or delivery of the product depending on the terms of the sales arrangement.

Makita sells it products outside of Japan directly to retail customers pursuant to sales contracts and purchase orders. Within Japan, the Company mainly utilizes wholesalers, which in turn, provide product to their associated retail customers. Arrangements with wholesalers are subject to customary terms and conditions evidenced by signed contractual arrangements. The use of wholesalers is a customary point of sale business practice in Japan for which many companies across multiple industries participate.

Makita recognizes revenue to its wholesale customers upon shipment. Makita believes recognition of revenue at this point is appropriate because (i) title and risk of loss passes to the wholesaler upon shipment of product to the wholesaler; (ii) Makita is not contractually obligated nor has Makita accepted returns of product historically from the wholesaler other than in the event of product defect; (iii) payment terms are established consistent with Makita's normal payment terms for all other customers; (iv) payment terms are not linked contractually nor practically to the payment of the wholesalers invoices by its retail customers and; (v) sales incentives are offered directly to wholesalers under terms and conditions similar to arrangements offered to other customers and are in no way established to provide relief in lieu of returned product.

Furthermore, Makita periodically reviews readily available financial statements and other market data on certain of its wholesale customers in order to assess their overall financial viability and for the purposes of establishing credit limits. The Company also requires on average, two months worth of estimated be held in the form of cash collateral with an independent third party or that the Company be granted a security interest in the wholesaler's assets of equivalent value.

Makita offers sales incentives to qualifying customers through various incentive programs. Sales incentives primarily involve volume-based rebates, cooperative advertising and cash discounts, and are accounted for in accordance with the Emerging Issues Task Force Issue No. 01-9, ("EITF 01-9"), "Accounting for Consideration by a Vendor to a Customer (including a Reseller of vendor's product)".

Volume-based rebates are provided to customers only if customers attain a pre-determined cumulative level of revenue transactions within a specified period of a year or less. Liabilities for volume-based rebates are recognized within a corresponding reduction to revenue for the expected sales incentive at the time the related revenue is recognized, and is based on the estimation of sales volume reflecting the historical performance of individual customers.

Cooperative advertisings are provided to certain customers as contribution or sponsored fund for advertisements. Under cooperative advertising programs, Makita does not receive an identifiable benefit sufficiently separable from its customers. Accordingly, cooperative advertisings are also accounted as a reduction of revenue.

Cash discounts are provided as a certain percentage of the invoice price as predetermined by spot contracts or based on contractually agreed upon amounts with customers. Cash discounts are recognized as a reduction of revenue at the time the related revenue is recognized based on Makita's ability to reliably estimate such future discounts to be taken. Cash discounts are substantially all taken within 30 days following the date of sale. Estimates of expected cash discounts are evaluated and adjusted periodically based on actual sales transactions and historical trend.

When repairs are made and charged to customers, revenue from this source is recognized when the repairs have been completed and the item is shipped to the customer.

(s) New Accounting Standards

In March 2004, the EITF reached a consensus on Issue No. 03-1 ("EITF 03-1"), "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments." EITF 03-1 provides guidance on other-than-temporary impairment models for marketable debt and equity securities accounted for under Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115"), and non-marketable equity securities accounted for under the cost method. The EITF developed a basic three-step model to evaluate whether an investment is other-than-temporarily impaired. The Financial Accounting Standards Board ("FASB") issued FASB Staff Position EITF 03-1-1 in September 2004, which delayed the effective date of the recognition and measurement provisions of EITF 03-1. The adoption of EITF 03-1 is not expected to have a material effect on Makita's consolidated results of operations and financial position.

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs – an amendment of ARB No. 43, Chapter 4" ("SFAS 151"). SFAS 151 amends the guidance in ARB No. 43, Chapter 4, "Inventory Pricing," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Among other provisions, the new statement requires that items such as idle facility expense, excessive spoilage, double freight, and rehandling costs be recognized as current period charges regardless of whether they meet the criterion of "so abnormal" as stated in ARB No. 43. Additionally, SFAS 151 requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for the year ended March 31, 2006. Makita is currently evaluating the effect that the adoption of SFAS 151 will have on its consolidated results of operations and financial condition but does not expect SFAS 151 to have a material impact.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Non-monetary Assets – an amendment of APB Opinion No. 29" ("SFAS 153"). SFAS 153 eliminates the exception from fair value measurement for non-monetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No.29, "Accounting for Non-monetary Transactions," and replaces it with an exception for exchanges that do not have commercial substance. SFAS 153 specifies that a non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for the fiscal periods beginning after June 15, 2005 and is required to be adopted by Makita, in the first year beginning April 1, 2006. Makita is currently evaluating the effect that the adoption of SFAS 153 will have on its consolidated results of operations and financial condition but does not expect it to have a material impact.

(t) Reclassifications

Certain reclassifications have been made to the prior years' consolidated financial statements to conform with the presentation used for the year ended March 31, 2005.

4. TRANSLATION OF FINANCIAL STATEMENTS

Solely for the convenience of the reader, the accompanying consolidated financial statement amounts for the year ended March 31, 2005, are also presented in U.S. Dollars by arithmetically translating all yen amounts using the approximate prevailing exchange rate at the Federal Reserve Bank of New York of ¥107 to US$1 at March 31, 2005. This translation should not be construed as a representation that the amounts shown could be or could have been converted into United States dollars at such rate.

5. INVENTORIES

Inventories as of March 31, 2004 and 2005 comprised the following:

	Yen (millions)		U.S. Dollars (thousands)
	2004	2005	2005
Finished goods	¥44,159	¥53,425	$ 499,299
Work in process	1,858	1,844	17,233
Raw materials	8,309	10,734	100,318
	¥54,326	¥66,003	$ 616,850

6. IMPAIRMENT OF LONG LIVED ASSETS

In December 2003, in connection with ongoing strategic revenue growth and cost cutting initiatives, specifically including an evaluation of its corporate wide marketing and promotional activities and the cost benefit relationship therefrom, and the continued rationalization of certain personnel related costs, Makita made a decision to no longer consider a golf course owned by a consolidated subsidiary as a corporate asset and curtailed utilizing such for promotional, entertainment and employee welfare purposes. As a result of this decision, Makita performed impairment analysis by considering cash flows expected to be generated from the golf course on a stand alone basis and recorded an impairment charge of ¥ 5,996 million to reduce the carrying value to its estimated fair value, as determined on a discounted cash flow basis.

During the year ended March 31, 2004, Makita made a decision to sell part of its production facility in the United Kingdom rather than holding it for future use. As a result of this decision, Makita recorded an impairment charge of ¥243 million, based on the expected sales value less cost to sell the facility.

The Company, as a part of its facilities integration and cost cutting plans, decided to vacate a certain research and development facility in Japan and a related administrative facility during the year ended March 31, 2004, and a certain information technology facility (collectively the "Facility") during the year ended March 31, 2005. The Company intends to continue to hold the Facility as is for the foreseeable future considering the expected difficulty in identifying a buyer with operating plans commensurate with the present zoning requirements. As discussed above, the Facility was principally used as a research and development facility and provides training and information technology services. Current zoning regulations require that a buyer utilize the Facility on substantially the same basis. Therefore, the combination of the limitations imposed by the zoning rules and the fact that the Facility is located in a rural, non industrial section of Japan has caused management to determine that the recoverable value on an as is basis will be most likely limited to the estimated fair value of the land.

As a result of the decision to vacate the Facility, the Company performed an impairment assessment pursuant to the provisions of SFAS 144 and recorded an impairment charge of ¥1,541 million and ¥577 million for the year ended March 31, 2004 and 2005, respectively. This impairment charge reduced the carrying value of the administrative facility to its current estimated fair value of ¥316 million in the year ended March 31, 2004 and the technology facility to ¥196 million in the year ended March 31, 2005, respectively. The estimated fair value of ¥316 million and ¥196 million represents the fair value of the land as determined by a third party appraiser considering the estimated net cash flows from effecting the sale to a third party purchaser. The carrying value of the building has been reduced to zero on the basis that the Company anticipates no future use from the facility and the expectation of realizing only the value of the land upon sale. Presently, the Company has not decided how and when to dispose of the Facility. In addition, the Company currently has no plans regarding the use of the vacated Facility and as a result, the Company does not expect any future cash flows from the Facility.

7. MARKETABLE SECURITIES AND INVESTMENT SECURITIES

Marketable securities and investment securities consisted of available-for-sale securities and held-to-maturity securities.

The cost, gross unrealized holding gains and losses, fair value and carrying amount for such securities by major security type as of March 31, 2004 and 2005 were as follows:

	Yen (millions)				
		Gross Unrealized Holding			
As of March 31, 2004	Cost	Gains	Losses	Fair value	Carrying Amount
Available-for-sale:					
Marketable securities:					
Japanese and foreign government debt securities	¥ 100	¥ 5	¥ –	¥ 105	¥ 105
Corporate and bank debt securities	5,377	78	32	5,423	5,423
Investments in trusts	41,141	1,093	6	42,228	42,228
Marketable equity securities	1,494	1,412	–	2,906	2,906
	¥ 48,112	¥ 2,588	¥ 38	¥ 50,662	¥50,662
Investment securities:					
Corporate and bank debt securities	¥ 2,954	¥ 75	¥ –	¥ 3,029	¥ 3,029
Investments in trusts	1,012	47	–	1,059	1,059
Marketable equity securities	7,919	9,137	8	17,048	17,048
Non-marketable equity securities (carried at cost)	602	–	–	602	602
	¥ 12,487	¥ 9,259	¥ 8	¥ 21,738	¥21,738
Held-to-maturity:					
Marketable securities:					
Japanese government debt securities	¥ 10,367	¥ 7	¥ –	¥ 10,374	¥10,367
Japanese corporate debt securities	2,961	–	–	2,961	2,961
	¥ 13,328	¥ 7	¥ –	¥ 13,335	¥13,328
Investment securities:					
Japanese corporate debt securities	¥ 401	¥ –	¥ 2	¥ 399	¥ 401
	¥ 401	¥ –	¥ 2	¥ 399	¥ 401
Total marketable securities	¥ 61,440	¥ 2,595	¥ 38	¥ 63,997	¥63,990
Total investment securities	¥ 12,888	¥ 9,259	¥ 10	¥ 22,137	¥22,139

As of March 31, 2005	Yen (millions) Cost	Gross Unrealized Holding Gains	Gross Unrealized Holding Losses	Fair value	Carrying Amount
Available-for-sale:					
Marketable securities:					
Japanese and foreign government debt securities	¥ 100	¥ 1	¥ –	¥ 101	¥ 101
Corporate and bank debt securities	5,580	151	1	5,730	5,730
Investments in trusts	48,468	1,098	14	49,552	49,552
Marketable equity securities	1,403	1,129	–	2,532	2,532
	¥ 55,551	¥ 2,379	¥ 15	¥ 57,915	¥ 57,915
Investment securities:					
Corporate and bank debt securities	¥ 1,594	¥ 20	¥ –	¥ 1,614	¥ 1,614
Investments in trusts	912	94	–	1,006	1,006
Marketable equity securities	7,837	9,481	7	17,311	17,311
Non-marketable equity securities (carried at cost)	590	–	–	590	590
	¥ 10,933	¥ 9,595	¥ 7	¥ 20,521	¥ 20,521
Held-to-maturity:					
Marketable securities:					
Japanese corporate debt securities	¥ 100	¥ –	¥ –	¥ 100	¥ 100
	¥ 100	¥ –	¥ –	¥ 100	¥ 100
Investment securities:					
Japanese government debt securities	¥ 300	¥ 2	¥ –	¥ 302	¥ 300
Japanese corporate debt securities	1,552	2	5	1,549	1,552
	¥ 1,852	¥ 4	¥ 5	¥ 1,851	¥ 1,852
Total marketable securities	¥ 55,651	¥ 2,379	¥ 15	¥ 58,015	¥ 58,015
Total investment securities	¥ 12,785	¥ 9,599	¥ 12	¥ 22,372	¥ 22,373

	U.S. Dollars (thousands)				
		Gross Unrealized Holding			
As of March 31, 2005	Cost	Gains	Losses	Fair value	Carrying Amount
Available-for-sale:					
Marketable securities:					
Japanese and foreign government debt securities	$ 935	$ 9	$ –	$ 944	$ 944
Corporate and bank debt securities	52,150	1,411	9	53,552	53,551
Investments in trusts	452,972	10,262	131	463,103	463,103
Marketable equity securities	13,112	10,551	–	23,663	23,664
	$ 519,169	$ 22,233	$ 140	$ 541,262	$ 541,262
Investment securities:					
Corporate and bank debt securities	$ 14,897	$ 187	$ –	$ 15,084	$ 15,084
Investments in trusts	8,523	879	–	9,402	9,402
Marketable equity securities	73,243	88,607	65	161,785	161,785
Non-marketable equity securities (carried at cost)	5,514	–	–	5,514	5,514
	$ 102,177	$ 89,673	$ 65	$ 191,785	$ 191,785
Held-to-maturity:					
Marketable securities:					
Japanese corporate debt securities	$ 934	$ –	$ –	$ 934	$ 934
	$ 934	$ –	$ –	$ 934	$ 934
Investment securities:					
Japanese government debt securities	$ 2,804	$ 19	$ –	$ 2,823	$ 2,804
Japanese corporate debt securities	14,504	19	47	14,477	14,504
	$ 17,308	$ 38	$ 47	$ 17,300	$ 17,308
Total marketable securities	$ 520,103	$ 22,233	$ 140	$ 542,196	$ 542,196
Total investment securities	$ 119,486	$ 89,711	$ 112	$ 209,085	$ 209,093

Investments in trusts represent funds deposited with trust banks in multiple investor accounts and managed by fund managers in the trust banks. As of March 31, 2004 and 2005, each fund consisted of marketable equity securities and interest-bearing bonds.

The following table shows our investments' gross unrealized holding losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at March 31, 2005.

	Yen (millions)			
	Less than 12 months		12 months or more	
As of March 31, 2005	Fair value	Gross Unrealized Holding Losses	Fair value	Gross Unrealized Holding Losses
Available-for-sale:				
Marketable securities:				
Corporate and bank debt securities	¥ 101	¥ 1	¥ –	¥ –
Investments in trusts	817	14	–	–
	¥ 918	¥ 15	¥ –	¥ –
Available-for-sale:				
Investment securities:				
Marketable equity securities	¥ 122	¥ 7	¥ –	¥ –
	¥ 122	¥ 7	¥ –	¥ –

	U.S. Dollars (thousands)			
	Less than 12 months		12 months or more	
As of March 31, 2005	Fair value	Gross Unrealized Holding Losses	Fair value	Gross Unrealized Holding Losses
Available-for-sale:				
Marketable securities:				
Corporate and bank debt securities	$ 944	$ 9	$ –	$ –
Investments in trusts	7,635	131	–	–
	$ 8,579	$ 140	$ –	$ –
Available-for-sale:				
Investment securities:				
Marketable equity securities	$ 1,140	$ 65	$ –	$ –
	$ 1,140	$ 65	$ –	$ –

Maturities of debt securities classified as available-for-sale and held-to-maturity as of March 31, 2005, regardless of their balance sheet classification, were as follows:

Maturities of debt securities based on Cost as of March 31, 2005

	Yen (millions)			U.S.Dollars (thousands)		
	Available-for-sale	Held-to-maturity	Total	Available-for-sale	Held-to-maturity	Total
Due within one year	3,859	100	3,959	36,065	934	36,999
Due after one to five years	369	1,202	1,571	3,449	11,233	14,682
Due after five to ten years	100	650	750	935	6,075	7,010
Due after ten years	1,352	–	1,352	12,636	–	12,636
Indefinite periods	1,594	–	1,594	14,897	–	14,897
Total	7,274	1,952	9,226	67,982	18,242	86,224

Maturities of debt securities based on Fair Value as of March 31, 2005

	Yen (millions)			U.S.Dollars (thousands)		
	Available-for-sale	Held-to-maturity	Total	Available-for-sale	Held-to-maturity	Total
Due within one year	3,929	100	4,029	36,720	935	37,655
Due after one to five years	402	1,207	1,609	3,757	11,280	15,037
Due after five to ten years	101	644	745	944	6,019	6,963
Due after ten years	1,399	–	1,399	13,075	–	13,075
Indefinite periods	1,614	–	1,614	15,084	–	15,084
Total	7,445	1,951	9,396	69,580	18,234	87,814

Debt securities which have indefinite periods shown above represent investments in perpetual subordinated bonds with issuer's optional redemption rights. Fixed interest rates on such bonds are 2.00 or 2.01 per cent per annum for the interest period to July 12 or 27, 2005, respectively, and 6 month LIBOR plus 2.25 per cent per annum for the interest period commencing on July 13 or 28, 2005, respectively, and thereafter pursuant to the terms of the contract.

Gross realized gains on sales of marketable securities and investment securities for the years ended March 31, 2003, 2004 and 2005 amounted to ¥337 million, ¥862 million and ¥543 million ($5,075 thousand), respectively, and gross realized losses, which include the gross realized losses considered as other than temporary, during the years ended March 31, 2003, 2004 and 2005 amounted to ¥2,927 million, ¥307 million and ¥90 million ($841 thousand), respectively. The cost of the securities sold was computed based on the average cost of all the shares of each such security held at the time of sale. Gross unrealized losses on marketable securities and investment securities of which declines in market value are considered to be other than temporary were charged to earnings as realized losses on securities, amounting to ¥2,630 million, ¥279 million and ¥82 million ($766 thousand) for the years ended March 31, 2003, 2004 and 2005, respectively. Proceeds from the sales and maturities of available-for-sale securities were ¥24,061 million, ¥18,190 million and ¥14,672 million ($137,121 thousand) for the years ended March 31, 2003, 2004 and 2005, respectively. Proceeds from the held-to-maturity securities were ¥13,510 million ($126,262 thousand) for the year ended March 31, 2005.

8. INCOME TAXES

Income before income taxes and the provision for income taxes for the years ended March 31, 2003, 2004 and 2005 were as follows:

	Yen (millions)			U.S. Dollars (thousands)
	2003	2004	2005	2005
Income before income taxes:				
Domestic	¥ 2,355	¥ 3,237	¥ 15,837	$ 145,860
Foreign	6,937	12,933	16,781	158,981
	¥ 9,292	¥ 16,170	¥ 32,618	$ 304,841
Provision for income taxes:				
Current-				
Domestic	¥ 2,433	¥ 5,264	¥ 5,121	$ 47,860
Foreign	(139)	3,481	4,950	46,261
	2,294	8,745	10,071	94,121
Deferred-				
Domestic	687	26	589	5,505
Foreign	(412)	(292)	(178)	(1,664)
	275	(266)	411	3,841
Consolidated provision for income taxes	¥ 2,569	¥ 8,479	¥ 10,482	$ 97,962

Total income taxes were allocated as follows:

	Yen (millions)			U.S. Dollars (thousands)
	2003	2004	2005	2005
Provision for income taxes	¥ 2,569	¥ 8,479	¥ 10,482	$ 97,962
Shareholders' equity:				
Foreign currency translation adjustment	(627)	(458)	945	8,831
Net unrealized holding gains (losses) on available-for-sale securities	(599)	4,168	60	561
Minimum pension liability adjustment	(3,899)	4,392	3,403	31,804
	¥ (2,556)	¥ 16,581	¥ 14,890	$ 139,158

As a result of the enactment of an amendment to the Japanese local tax law on March 31, 2003, the effective tax rate used for the calculation of deferred income tax assets and liabilities has been reduced from 41.4% to 40.2% for the year ended March 31, 2003, and risen from 40.2% to 40.3% from the year ended March 31, 2004. The effect of this tax rate change for the years ended March 31, 2003 and 2004 was ¥312 million and ¥11 million ($106 thousand), respectively.

The Company and its domestic subsidiaries are subject to a National Corporate tax of 30.0%, an Inhabitant tax of approximately 5.6% and a deductible Enterprise tax of approximately 7.9%, which in the aggregate resulted in a combined statutory income tax rate of approximately 40.3% for the years ended March 31, 2005.

Reconciliations of the combined statutory income tax rate to the effective income tax rates are as follows:

	Year ended March 31,		
	2003	2004	2005
Combined statutory income tax rate in Japan	41.4%	41.4%	40.3%
Non-deductible expenses	1.0	0.6	0.6
Non-taxable dividends received	(0.3)	(0.2)	(0.1)
Change in valuation allowance	4.7	18.5	(1.6)
Impact of advance pricing agreement finalization	(18.2)	(1.3)	–
Effect on change in enacted tax rate	3.4	0.1	–
Tax sparing impact	(3.3)	(1.8)	(5.5)
Prior year income taxes	(1.1)	(3.6)	1.3
Effect of the foreign tax rate differential	–	(1.3)	(2.9)
Effective income tax rate	27.6%	52.4%	32.1%

In 1997, Makita USA and the Company entered into a bilateral advance pricing agreement (APA) negotiation with the Internal Revenue Service (IRS) and the National Tax Authority of Japan (NTA) to avoid double taxation resulting from transfer price adjustments. The APA covers fiscal years 1995 through 2001. In July 2002, the IRS and the NTA reached an agreement, which results in additional taxable income and reduced operating loss carryforwards in the U.S., and a reduction of taxable income and tax liability in Japan.

In 2003, as a result of the APA settlement between NTA of Japan and IRS in the United States, The Company received a tax refund from the NTA. A portion of the refund representing the gross amount less a reduction through the offset of NOLs held by Makita U.S.A. Inc. was then repaid to the IRS. Accordingly, Makita recognized the portion of the tax refund retained in the amount of approximately ¥ 1,700 million as a reduction in consolidated income tax expense for the year ended March 31, 2003. At the March 31, 2003, balance sheet date, Makita U.S.A. continued to maintain a full valuation allowance against its NOLs due to concerns over future realizability reflecting the more likely than not criteria of SFAS No. 109. Makita also recognized a valuation allowance against certain NOLs incurred for the year ended March 31, 2003 for other consolidated subsidiaries to the extent that the amounts were determined to be more likely than not, not realizable in accordance with SFAS No. 109. The effect of the increase in valuation allowance against these NOLs resulted in a ¥437 million tax increase for Makita' for the year ended March 31, 2003 and an increase in its effective tax for the year ended March 31, 2003 by 4.7%.

On a net basis, the receipt of the APA tax refund combined with the recognition of additional valuation allowances by certain other consolidated subsidiaries and other miscellaneous immaterial adjustments had the affect of decreasing Makita's effective tax rate by 13.8% to the effective rate of 27.6% from the statutory tax rate of 41.4% for the year ended March 31, 2003.

The net change in the total valuation allowances for 2004 was an increase of ¥2,991 million, which was mainly caused by 100% valuation allowance against deferred income tax assets on impairment loss on long-lived assets of a subsidiary that operates a golf course in Japan. This increase in valuation and other miscellaneous adjustments had the affect of increasing Makita's effective tax rate by 11.3% to the effective rate of 52.4% from the statutory tax rate of 41.1% for the year ended March 31, 2004.

According to the provisions of tax treaties which have been concluded between Japan and 19 countries, Japanese corporations can claim a tax credit against Japanese income taxes on income earned in one of those 19 countries, even though that income is exempted from income taxes or is reduced by special tax incentive measures in those countries, as if no special exemption or reduction was provided. The Company applied such "tax sparing" mainly to China with the indicated tax reduction effect. The effect of the "tax sparing" resulted in decrease of tax expense by ¥1,790 million or 5.5% for the year ended March 31, 2005.

Significant components of deferred income tax assets and liabilities as of March 31, 2004 and 2005 were as follows:

	Yen (millions)		U.S. Dollars (thousands)
	2004	2005	2005
Deferred income tax assets:			
Marketable securities and investment securities	¥ 2,462	¥ 2,432	$ 22,729
Accrued retirement and termination benefits and other accrued expenses	2,666	407	3,804
Pension liability	4,429	1,193	11,150
Inventories	1,221	1,331	12,439
Property, plant and equipment	6,754	7,647	71,467
Accrued payroll	1,811	1,951	18,234
Net operating loss carryforwards	2,085	854	7,981
Other	764	949	8,869
Total gross deferred income tax assets	22,192	16,764	156,673
Valuation allowance	(8,828)	(8,211)	(76,738)
	¥13,364	¥ 8,553	$ 79,935
Deferred income tax liabilities:			
Undistributed earnings of overseas subsidiaries	¥ (2,849)	¥ (3,128)	$ (29,234)
Unrealized gain on securities	(4,756)	(4,817)	(45,019)
Inventories	(435)	–	–
Property, plant and equipment	(964)	(942)	(8,804)
Other	(77)	(101)	(943)
	(9,081)	(8,988)	(84,000)
Net deferred income tax assets	¥ 4,283	¥ (435)	$ (4,065)

Net deferred income tax assets are recorded in the consolidated balance sheets as follows:

	Yen (millions)		U.S. Dollars (thousands)
	2004	2005	2004
Deferred income tax assets			
Current assets	¥3,691	¥ 3,831	$ 35,804
Investment and other assets	880	390	3,645
Current liabilities	(53)	(118)	(1,103)
Long-term liabilities	(235)	(4,538)	(42,411)
	¥4,283	¥ (435)	$ (4,065)

The valuation allowance was ¥ 9,050 million as of March 31,2002. The net change in the total valuation allowance for the years ended March 31, 2003, 2004 and 2005 was an decrease of ¥2,356 million, an increase of ¥2,134 million and a decrease of ¥617 million ($ 5,766 thousand), respectively. The decrease of ¥617 million ($ 5,766 thousand) for the ended March 31, 2005 was mainly due to reversal of the deferred income tax asset on the net operating loss carryforwards of Makita USA.

In assessing the realizability of deferred income tax assets, Makita considers whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and net operating loss carryforwards utilized. Makita considers the scheduled reversal of deferred income tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, Makita believes it is more likely than not that the benefits of these deductible differences and net operating loss carryforwards, net of the existing valuation allowance, will be realized. The actual amount of the deferred income tax asset realizable, however, would be reduced if estimates of future taxable income during the carryforward period were not achieved . The valuation allowance principally relates to the tax effects of net operating losses and differences in book and tax depreciation related to property, plant and equipment recorded by certain subsidiaries. Joyama Kaihatsu, Ltd., a wholly-owned subsidiary of the Company, applied for a civil rehabilitation plan during this year. Joyama Kaihatsu, Ltd. has significant temporary differences for impairment losses on long-lived assets and depreciation of properties which are not deductible for tax purposes as of March 31, 2005. Upon confirmation of the civil rehabilitation plan on May 7, 2005, such temporary difference items have been changed to net operating loss carryforward and can be used to offset taxable income in future period.

As of March 31, 2005, certain subsidiaries have net operating loss carryforwards for income tax purposes of ¥1,862 million ($17,401 thousand) which were available to reduce future income taxes. The net operating losses will expire as follows:

	Yen (millions)	U.S. Dollars (thousands)
Within 5 years	¥ 330	$ 3,084
6 to 20 years	383	3,579
Indefinite periods	1,149	10,738
	¥ 1,862	$ 17,401

Income taxes have not been accrued on undistributed earnings of domestic subsidiaries as the tax law provides a means by which the investment in a domestic subsidiary can be recovered tax free.

Makita has not recognized deferred tax liabilities for certain portions of undistributed earnings of foreign subsidiaries of ¥27,085 million ($253,131 thousand) as of March 31, 2005 because Makita considers these earnings to be permanently reinvested.

9. RETIREMENT AND TERMINATION BENEFIT PLANS

The Company and certain of its consolidated subsidiaries have various contributory and noncontributory employees benefit plans covering substantially all of their employees. Under the plans, employees are entitled to lump-sum payments at the time of termination or retirement, or to pension payments. A domestic contributory plan covers substantially all of the employees of the Company.

The amounts of lump-sum or pension payments under the plans are generally determined on the basis of length of service and remuneration at the time of termination or retirement.

Until June, 2004, the domestic contributory plan was composed of a corporate defined benefit portion established by the Company and a substitutional portion based on benefits prescribed by the Japanese government (similar to social security benefits in the United States). The Company has been exempted from contributing to the Japanese Pension Insurance program that would otherwise have been required if it had not elected to fund the government substitutional portion of the benefit through a domestic contributory plan arrangement. The plan assets of the domestic contributory plan are invested and managed as a single portfolio for the entire domestic contributory plan and are not separately attributed to the substitutional and corporate portions. In June 2001, the Japanese pension law was amended to permit an employer to elect to transfer the entire substitutional portion benefit obligation from the domestic contributory plan to the government together with a specified amount of plan assets pursuant to a government formula. After such transfer, the employer is required to make periodic contributions to the Japanese

Pension Insurance program, and the Japanese government is responsible for all benefit payments. The corporate portion of the domestic contributory plan continues to exist exclusively as a corporate defined benefit pension plan. The Company accounted for the transfer in accordance with EITF 03-02 "Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities". As specified in EITF 03-02, the entire separation process is accounted for at the time of completion of the transfer to the government of the benefit obligation and related plan assets as a settlement in accordance with SFAS No.88 "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits". The aggregate effect of this separation was determined based on the Company's pension benefit obligation as of the date the transfer was completed based on the determination of plan assets required to be transferred.

The Company received an approval of exemption from the Minister of health, Labor and Welfare in January 2003, from the obligation for benefits related to future employee service with respect to the substitutional portion of its domestic contributory plan. The Company received government approval of exemption from the obligation for benefits related to past employee service in April 2004 with respect to the substitutional portion of its domestic contributory plan. The transfer to the government was completed on June 28, 2004.

As a result of the transfer, the Company recognized a subsidy from the Japanese government equal to the difference between the fair value of the obligation deemed "settled" with the Japanese government and the assets required to be transferred to the government in the amount of Yen 9,128 million ($ 85,308 thousand) in the first fiscal quarter ended June 30, 2004. In addition, the Company recognized a settlement loss equal to the amount calculated as the ratio of the obligation settled to the total employee's pension fund obligation immediately prior to settlement, both of which exclude the effect of future salary progression relating to the substitutional portion, times the net unrecognized gain/loss immediately prior to settlement, which amounted to Yen 4,687 million ($43,804 thousand). This resulting net gain of ¥4,441 million has been included in operating income for the year ended March 31, 2005.

Effective April 1, 2004, the Company's employee pension plan was amended by a new defined benefit plan that provides benefits based on length of service and other factors in a manner similar to the predecessor defined benefit plan, however, at a reduced rate. The reduction in the pension benefit obligation as of the effective date in the amount of ¥3,089 million has been accounted for as a negative plan amendment and included in prior service cost and will be amortized into net periodic pension costs over the weighted average remaining service period of the plan participants.

In December 2003, the Financial Accounting Standards Board ("FASB") issued SFAS No. 132 (revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits." The revisions to SFAS 132 prescribe employers' disclosures about pension plans; they do not change the measurement or recognition of those plans. The statement retains and revises the disclosure requirements. In particular, the standard requires that companies provide more details about their plan assets, benefit obligations, cash flows, net periodic benefit costs and other relevant quantitative and qualitative information. SFAS 132 (revised) generally is effective for fiscal years ended after December 15, 2003. The following disclosures reflect the requirements of SFAS No.132 (revised):

The net periodic benefit costs of the defined benefit plans for the years ended March 31, 2003, 2004 and 2005 consisted of the following components:

	Yen (millions)			U.S. Dollars (thousands)
	2003	2004	2005	2005
Service cost-benefit earned during the year	¥2,211	¥1,671	¥ 1,332	$ 12,449
Interest cost on projected benefit obligation	1,302	1,225	852	7,963
Expected return on plan assets	(764)	(643)	(590)	(5,514)
Amortization of prior service cost	12	14	(176)	(1,645)
Recognized actuarial loss	584	975	518	4,840
Net gain resulting from transfer to government of the substitutional portion of pension plan	–	–	(4,441)	(41,505)
Net periodic pension costs	¥3,345	¥3,242	¥(2,505)	$ (23,412)

Reconciliations of beginning and ending balances of the benefit obligations and the fair value of the plan assets were as follows:

	Yen (millions)		U.S. Dollars (thousands)
	2004	2005	2005
Change in benefit obligation:			
Benefit obligation at beginning of year	¥ 58,295	¥ 54,899	$ 513,075
Service cost	1,671	1,332	12,449
Interest cost	1,225	852	7,963
Employees' contributions	35	25	234
Amendments	–	(3,089)	(28,869)
Actuarial loss	(5,217)	(120)	(1,121)
Transfer to government of the substitutional portion of pension plan	–	(17,276)	(161,458)
Benefits paid	(1,095)	(938)	(8,766)
Foreign exchange impact	(15)	168	1,568
Benefit obligation at end of year	54,899	35,853	335,075
Change in plan assets:			
Fair value of plan assets at beginning of year	26,201	32,981	308,234
Actual return on plan assets	4,194	836	7,813
Employer contributions	3,521	2,354	22,000
Employees' contributions	35	25	234
Transfer to government of the substitutional portion of pension plan	–	(7,082)	(66,187)
Benefits paid	(968)	(843)	(7,879)
Foreign exchange impact	(2)	18	168
Fair value of plan assets at end of year	32,981	28,289	264,383
Funded status	(21,918)	(7,564)	(70,692)
Unrecognized net actuarial loss	17,759	11,051	103,280
Prior service cost not yet recognized in net periodic benefit cost	(482)	(3,357)	(31,374)
Unrecognized net transition obligation being recognized over 19 years	153	139	1,300
Net amount recognized	¥ (4,488)	¥ 269	$ 2,514
Amounts recognized in the consolidated balance sheets consist of;			
Accrued benefit cost	¥ (15,536)	¥ (5,126)	$ (47,907)
Prepaid benefit cost	57	2,399	22,421
Intangible assets	–	23	215
Accumulated other comprehensive loss, gross of tax	10,991	2,973	27,785
Net amount recognized	¥ (4,488)	¥ 269	$ 2,514

Measurement date

The Company uses a December 31 measurement date for the majority of its plans.

Assumptions

Weighted-average assumptions used to determine benefit obligations at March 31, 2004 and 2005 were as follows:

	2004	2005
Discount rate	2.1 %	2.2 %
Assumed rate of increase in future compensation levels	3.0 %	3.3 %

Weighted-average assumptions used to determine net periodic benefit cost for each of the years in the three years ended March 31 were as follows:

	2003	2004	2005
Discount rate	2.6 %	2.1 %	2.2 %
Assumed rate of increase in future compensation levels	2.3 %	2.3 %	2.3 %
Expected long-term rate of return on plan assets	2.5 %	2.0 %	2.1 %

Makita determined the expected long-term rate of return on plan assets based on the expected long-term return of the various asset categories in which the plan invest considering the current expectations for future returns and actual historical returns. The discount rate is determined based on the rates of return of high-quality fixed-income investments currently available consistent with the maturity of the pension benefits.

Plan Assets

The benefit plan weighted-average asset allocations at March 31, 2004, and 2005, by asset category are follows;

Asset Category	2004	2005
Equity securities	44.5 %	43.9 %
Debt securities	21.1	41.1
Life insurance company general accounts	10.1	11.8
Other	24.3	3.2
	100.0 %	100.0 %

Makita's funding policy is to contribute monthly the amounts which would provide sufficient assets for future payments of pension benefits. The plans' assets are invested primarily in interest-bearing securities and marketable equity securities.

The mix of equity securities and debt securities is determined after taking into consideration the expected long-term yield on pension assets. To decide whether changes in the basic portfolio are necessary, Makita examines the divergence between the expected long-term income and the actual income from the portfolio on an annual basis. Makita revises the portfolio when it is deemed necessary to reach the expected long-term yield.

Equity securities include common stock of Makita in an amount of ¥2 million ($19 thousand) at March 31, 2005.

Information for pension plans with an accumulated benefit obligation in excess of plan assets

	Yen (millions)		U.S. Dollars (thousands)
	2004	2005	2005
Projected benefit obligation	¥54,899	¥35,853	$ 335,075
Accumulated benefit obligation	48,525	31,016	289,869
Fair value of plan assets	32,981	28,289	264,383

Cash flows

Contributions

Makita expects to contribute ¥2,293 million ($21,430 thousand) to its domestic and foreign defined benefit plan in the year ending March 31, 2006.

Estimated future benefit payments

The following benefits payments, which reflect expected future service, as appropriate, are expected to be paid:

Year ending March 31,	Yen (millions)	U.S. Dollars (thousands)
2006	¥ 979	$ 9,150
2007	1,258	11,757
2008	1,796	16,785
2009	1,757	16,421
2010	1,701	15,897
2011-2015	8,505	79,486

Certain foreign subsidiaries have defined contribution plans. The total expenses charged to income under these plans were ¥256 million, ¥249 million and ¥227 million ($2,121 thousand) for the years ended March 31, 2003, 2004 and 2005, respectively.

The Company has an unfunded retirement allowances program for Directors and Statutory Auditors. Under such program, the aggregate amount set aside as retirement allowances for Directors and Statutory Auditors was ¥369 million and ¥477 million as of March 31, 2004 and 2005, respectively and included in other liabilities in the accompanying balance sheets. The payment to Directors and Statutory Auditors are subject to shareholders' approval.

10. SHORT-TERM BORROWINGS AND LONG-TERM INDEBTEDNESS

As of March 31, 2004 and 2005, Short-term borrowings consisted of the following:

	Yen (millions)		U.S. Dollars (thousands)
	2004	2005	2005
Bank borrowings	¥ 1,044	¥ 1,968	$ 18,393
Current maturities of long-term indebtedness	13,084	7,092	66,280
Total	14,128	9,060	84,673

Short-term borrowings, excluding current maturities of long-term indebtedness, amounting to ¥1,044 million and ¥1,968 million ($18,393 thousand) as of March 31, 2004 and 2005, respectively consisted primarily of bank borrowings denominated in foreign currencies by overseas subsidiaries. As of March 31, 2004 and 2005, the weighted average interest rates on the borrowings were 6.3% and 6.1%, respectively.

Certain subsidiaries of the Company had unused lines of credit available for immediate short-term borrowings without restrictions amounting to ¥21,220 million and ¥21,509 million ($201,019 thousand) as of March 31, 2004 and 2005, respectively.

As of March 31, 2004 and 2005, long-term indebtedness consisted of the following:

	Yen (millions)		U.S. Dollars (thousands)
	2004	2005	2005
1.5% unsecured convertible bonds, payable in yen, due March 2005	¥ 12,994	¥ –	$ –
3.3% (weighted average rate) unsecured loans from banks and insurance companies in yen, due September and November 2005	6,391	6,205	57,991
0.6% (weighted average rate) unsecured loans from Japanese companies, due May 2005	800	800	7,476
Capital lease obligations (see Note 3(g))	263	175	1,635
Total	20,448	7,180	67,102
Less-Current maturities included in short-term borrowings	(13,084)	(7,092)	(66,280)
	¥ 7,364	¥ 88	$ 822

In accordance with SFAS No. 133, changes in fair values of fixed rate long-term indebtedness amounting to ¥391 million and ¥205 million ($1,916 thousand) as of March 31, 2004 and 2005 respectively, which are effectively hedged by using derivative instruments, are reflected in the carrying value of the long-term indebtedness in the accompanying consolidated balance sheets.

The 1.5% convertible bonds due March 2005 were convertible into approximately 5,749,811 shares of common stock at a fixed conversion price of ¥2,259.90. The conversion price was subject to adjustment for stock splits and for shares issued at less than market value. In February and March, 2005, 1,768 shares were converted and common stock and additional paid-in-capital increased by ¥2 million, respectively. The remaining bond balance carrying value of ¥12,990 million was redeemed for cash in March 2005.

The aggregate annual maturities of long-term indebtedness subsequent to March 31, 2005 are as summarized below:

Year ending March 31,	Yen (millions)	U.S. Dollars (thousands)
2006	¥ 7,092	$ 66,280
2007	41	383
2008	14	131
2009	8	75
2010	8	75
2011 and thereafter	17	158
	¥ 7,180	$ 67,102

11. CLUB MEMBERS' DEPOSITS

Makita's club members' deposits as of March 31, 2005 consist of deposits from individuals who became members of the Castle Hill Country Club, owned and operated by Joyama Kaihatsu Ltd., a subsidiary of the Company. On September 8, 2004, Joyama Kaihatsu, Ltd., petitioned the Nagoya District Court for the commencement of civil rehabilitation proceedings for Joyama Kaihatsu, Ltd. In connection with the confirmation of the civil rehabilitation plan of Joyama Kaihatsu, Ltd., by its creditors and club members and the transfer of the company's ownership interest in Joyama Kaihatsu Ltd. deposits have been reclassified as current liabilities in the consolidated balance sheet as of March 31, 2005 reflecting the repayment and release of such obligations. See note 20 "Subsequent Events" with respect to the subsequent sale of Joyama Kaihatsu, Ltd., and the resulting disposition of Makita's club members' deposits.

12. SHAREHOLDERS' EQUITY

The Commercial Code of Japan ("the Code") provides that an amount equal to at least 10% of cash dividends paid and other cash distributions from retained earnings with respect to each fiscal year be transferred to the legal reserve until the aggregate amount of additional paid-in capital and the legal reserve equals 25% of the stated common stock amount. Under the condition that the aggregate amount of additional paid-in capital and legal reserve remains at least equal to 25% of the common stock amount, the excess portion is available for distribution or release for certain other purposes by the resolution of the shareholders at the annual general shareholders' meeting.

In addition, the Code provides that at least one-half of the issue price of new shares be included in common stock. In conformity therewith, the Company divided the principal amount of bonds converted into common stock equally into common stock and additional paid-in capital upon resolution of the Board of Directors. See note 10.

The Code allows the Company to purchase treasury stock for any reason at any time upon resolution of the Board of Directors up to the limitation approved by the shareholders. See note 10.

During the year ended March 31, 2003
On June 27, 2002, the shareholders of the Company approved purchase of the outstanding shares of the Company up to a maximum of 4,000,000 shares and ¥4,000 million. In connection therewith, two share purchase resolutions were approved by the Board. On November 19, 2002, the Board of Directors passed a resolution approving the purchase of the outstanding shares of the Company up to a maximum of 1,500,000 shares and ¥1,500 million. In connection therewith, the Company had purchased such shares totaling 1,376,000 shares at a cost of ¥993 million. On December 16, 2002, the Board of Directors passed a resolution approving the purchase of the outstanding shares of the Company up to a maximum of 2,300,000 shares and ¥1,867 million. In connection therewith, the Company had purchased such shares totaling 2,009,000 shares at a cost of ¥1,631 million. In addition, the Company had purchased 320,866 odd shares at a cost of ¥257 million during the year ended March 31, 2003. As a result, the Company purchased 3,705,866 shares at a cost of ¥2,881 million during the year ended March 31, 2003.

During the year ended March 31, 2004
On June 27, 2003, the shareholders of the Company approved purchase of the outstanding shares of the Company up to a maximum of 5,000,000 shares and ¥5,000 million. On August 7, 2003 the Board of Directors passed a resolution approving the purchase of the outstanding shares of the Company up to a maximum of 2,500,000 shares. The August 7, 2003 resolution also approved the retirement of 5 million outstanding shares of the Company. In connection with the share purchase resolutions, the Company purchased 2,002,000 shares at a cost of ¥2,142 million during the year ended March 31, 2004. In addition, the Company purchased 80,540 odd shares at a cost of ¥85 million and sold 7,855 odd shares at a cost of ¥6 million during the year ended March 31, 2004. The Company retired shares totaling 5,000,000 shares at a cost of ¥4,015 million by offsetting with unappropriated retained earnings based on the resolution of Board of Directors mentioned above. As a result of the above noted actions, treasury stock and retained earnings were decreased by 2,925,315 shares at a cost of ¥1,794 million and ¥4,015 million during the year ended March 31, 2004.

During the year ended March 31, 2005
On June 29, 2004, the shareholders of the Company resolved to amend the Company's Articles of Incorporation to permit the Company's Board of Directors to authorize a repurchase of the Company's shares of common stock. In connection with this amendment, the Company purchased 125,702 odd shares at a cost of ¥208 million ($1,944 thousand) and sold 8,350 odd shares at a cost of ¥7 million ($65 thousand) during the year ended March 31, 2005.

The Code provides that cash dividends may be approved semiannually by the resolution of the annual general shareholders' meeting after the end of each fiscal year or by the declaration of the Board of Directors after the end of each interim semi-annual period. Such dividends are payable to shareholders of record at the end of each fiscal year or semi-annual period. In accordance with the Code, the resolution or declaration of these dividends and the related appropriations of retained earnings have not been reflected in the consolidated financial statements at the end of such fiscal years or interim six-month periods.

The amount of retained earnings legally available under the Code for distribution is that recorded in The Company's non-consolidated financial statements and equaled ¥113,919 million ($1,064,664 thousand) as of March 31, 2005. The Board of Directors has declared a cash dividend (¥36 per share) totaling ¥5,176 million ($48,374 thousand) to be paid to the shareholders of record on March 31, 2005. As the dividend is subject to approval at the next annual general shareholders' meeting to be held on June 29, 2005, it has not been reflected in the accompanying consolidated financial statements at March 31, 2005.

13. OTHER COMPREHENSIVE INCOME (LOSS)

Accumulated other comprehensive income (loss) as of March 31, 2003, 2004, 2005 was as follows:

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS), NET OF TAX:	Yen (millions)			U.S.Dollars (thousands)
	2003	2004	2005	2005
Foreign currency translation adjustments:				
Beginning balance	¥(10,699)	¥(13,022)	¥(17,582)	$ (164,318)
Adjustment for the year	(2,323)	(4,560)	3,096	28,935
Ending balance	¥(13,022)	¥(17,582)	¥(14,486)	$ (135,383)
Net unrealized holding gains on securities Available-for-sale:				
Beginning balance	¥ 1,325	¥ 478	¥ 6,592	$ 61,608
Adjustment for the year	(847)	6,114	88	822
Ending balance	¥ 478	¥ 6,592	¥ 6,680	$ 62,430
Minimum pension liability adjustment:				
Beginning balance	¥ (7,072)	¥(12,590)	¥ (6,058)	$ (56,617)
Adjustment for the year	(5,518)	6,532	4,615	43,131
Ending balance	¥(12,590)	¥ (6,058)	¥ (1,443)	$ (13,486)
Total accumulated comprehensive income (loss):				
Beginning balance	¥(16,446)	¥(25,134)	¥(17,048)	$ (159,327)
Adjustment for the year	(8,688)	8,086	7,799	72,888
Ending balance	¥(25,134)	¥(17,048)	¥ (9,249)	$ (86,439)

Tax effects allocated to each component of other comprehensive income (loss) are as follows:

	Yen (millions)		
	Pretax amount	Tax benefit (expense)	Net of tax amount
As of March 31, 2003			
Foreign currency translation adjustment	¥ (2,950)	¥ 627	¥ (2,323)
Unrealized gain (loss) on securities:			
Unrealized holding gains (losses) arising during the year	(4,036)	1,671	(2,365)
Less- Reclassification adjustment for (gains) losses realized in net income	2,590	(1,072)	1,518
Net unrealized gains (losses)	(1,446)	599	(847)
Minimum pension liability adjustment	(9,417)	3,899	(5,518)
Other comprehensive income (loss)	¥ (13,813)	¥ 5,125	¥ (8,688)

	Yen (millions)		
	Pretax amount	Tax benefit (expense)	Net of tax amount
As of March 31, 2004			
Foreign currency translation adjustment	¥ (5,018)	¥ 458	¥ (4,560)
Unrealized gain (loss) on securities:			
Unrealized holding gains (losses) arising during the year	10,837	(4,393)	6,444
Less- Reclassification adjustment for (gains) losses realized in net income	(555)	225	(330)
Net unrealized gains (losses)	10,282	(4,168)	6,114
Minimum pension liability adjustment	10,924	(4,392)	6,532
Other comprehensive income (loss)	¥ 16,188	¥ (8,102)	¥ 8,086

	Yen (millions)		
	Pretax amount	Tax benefit (expense)	Net of tax amount
As of March 31, 2005			
Foreign currency translation adjustment	¥ 4,041	¥ (945)	¥ 3,096
Unrealized gain (loss) on securities:			
Unrealized holding gains (losses) arising during the year	601	(243)	358
Less- Reclassification adjustment for (gains) losses realized in net income	(453)	183	(270)
Net unrealized gains (losses)	148	(60)	88
Minimum pension liability adjustment	8,018	(3,403)	4,615
Other comprehensive income (loss)	¥ 12,207	¥ (4,408)	¥ 7,799

	U.S. Dollars (thousands)		
	Pretax amount	Tax benefit (expense)	Net of tax amount
As of March 31, 2005			
Foreign currency translation adjustment	$ 37,766	$ (8,831)	$ 28,935
Unrealized gain (loss) on securities:			
Unrealized holding gains (losses) arising during the year	5,617	(2,272)	3,345
Less- Reclassification adjustment for (gains) losses realized in net income	(4,234)	1,711	(2,523)
Net unrealized gains (losses)	1,383	(561)	822
Minimum pension liability adjustment	74,935	(31,804)	43,131
Other comprehensive income (loss)	$ 114,084	$ (41,196)	$ 72,888

14. EARNINGS PER SHARE

A reconciliation of the numerators and denominators of the basic and diluted earnings per share computations is as follows:

Numerator	Yen (millions) 2003	Yen (millions) 2004	Yen (millions) 2005	U.S. Dollars (thousands) 2005
Net income – Basic	¥ 6,723	¥ 7,691	¥ 22,136	$ 206,879
Effect of dilutive securities:				
1.6% unsecured convertible bonds, due 2003	13	–	–	–
1.5% unsecured convertible bonds, due 2005	115	119	117	1,093
Net income – Diluted	¥ 6,851	¥ 7,810	¥ 22,253	$ 207,972

Denominator	Number of shares 2003	Number of shares 2004	Number of shares 2005
Weighted average common shares outstanding – Basic	148,444,219	144,682,696	143,844,383
Dilutive effect of:			
1.6% unsecured convertible bonds, due 2003	828,134	–	–
1.5% unsecured convertible bonds, due 2005	5,749,811	5,749,811	5,748,927
Weighted average common shares outstanding – Diluted	155,022,164	150,432,507	149,593,310

	Yen 2003	Yen 2004	Yen 2005	U.S. Dollars 2005
Earnings per share:				
Basic	¥ 45.3	¥ 53.2	¥ 153.9	$ 1.44
Diluted	44.2	51.9	148.8	1.39

1.6% unsecured convertible bonds and 1.5% unsecured convertible bonds were redeemed in February 2003 and March 2005, respectively.

15. COMMITMENTS AND CONTINGENT LIABILITIES

FIN No. 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others." elaborates on the disclosures to be made by a guarantor in its financial statements about its obligations under guarantees issued. FIN No. 45 also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken.

The Company guarantees to third parties bank loans of its employees. The guarantees for the employees are principally made for their housing and education loans totaling ¥19 million ($178 thousand) as of March 31, 2005. The fair value of the liabilities for the Company's obligations under the guarantees described above as of March 31, 2005 was insignificant.

Makita was contingently liable for recourse obligation regarding discounted notes with banks of ¥396 million ($3,701 thousand) as of March 31, 2005 in case notes issuers are not able to fulfill their payment obligation. The fair value of the liabilities for the Company's obligations described above as of March 31, 2005 was insignificant.

Makita's purchase obligations, mainly for raw materials, were ¥ 5,639 million ($52,701 thousand) as of March 31, 2005.

Makita is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on Makita's consolidated financial position, results of operations, or cash flows.

Makita made rental payments of ¥1,737 million, ¥1,745 million and ¥1,796 million ($16,785 thousand) under cancelable and noncancelable operating lease agreements for offices, warehouses, automobiles and office equipment during the years ended March 31, 2003, 2004 and 2005, respectively. The minimum rental payments required under noncancelable operating lease agreements as of March 31, 2005 were as follows:

Year ending March 31,	Yen (millions)	U.S. Dollars (thousands)
2006	¥ 480	$ 4,486
2007	316	2,953
2008	185	1,729
2009	127	1,187
2010	65	607
2011 and thereafter	170	1,589
	¥ 1,343	$ 12,551

Makita generally guarantees the performance of products delivered and services rendered for a certain period or term. Estimates for product warranty cost are made based on historical warranty claim experience. Change in accrued product warranty cost for the year ended March 31, 2005, is summarized as follows:

	Yen (millions)		U.S. Dollars (thousands)
	2004	2005	2005
Balance at beginning of year	¥ 693	¥ 667	$ 6,234
Addition	529	830	7,757
Utilization	(532)	(728)	(6,804)
Foreign exchange impact	(23)	35	327
Balance at end of year	¥ 667	¥ 804	$ 7,514

16. DERIVATIVES AND HEDGING ACTIVITIES

(a) *Risk management policy*

Makita is exposed to market risks, such as changes in currency exchange rates and interest rates. Derivative financial instruments are comprised principally of foreign exchange contracts, currency swaps, currency options and interest rate swaps utilized by Makita and certain of its consolidated subsidiaries to reduce these risks. Makita do not use derivative instruments for trading or speculation purpose.

Makita are also exposed to risk of credit-related losses in the event of nonperformance by counter parties to the financial instrument contracts; it is not expected that any counter parties will fail to meet their obligations, because the contracts are diversified among a number of major internationally recognized credit worthy financial institutions.

(b) *Foreign currency exchange rate risk management*

Makita operates internationally, giving rise to significant exposure to market risks from changes in foreign exchange rates, and enters into forward exchange contracts, currency swaps and currency options to hedge the foreign currency exposure.

These derivative instruments are principally intended to protect against foreign exchange exposure related to intercompany transfer of inventories and financing activities. The fair values of these derivative instruments as of March 31, 2004 and 2005 were recorded as ¥396 million and ¥30 million ($281 thousand) in assets and ¥21 million and ¥387 million ($3,617 thousand) in liabilities, respectively and changes in their fair values as of March 31, 2004 and 2005 of a gain of ¥994 million and a loss of ¥732 million ($6,841 thousand), respectively were recorded in exchange gain (losses) on foreign currency transactions.

(c) Interest rate risk management

Makita executes financing and investing activities through the Company and its financial subsidiary, Euro Makita Corporation B.V. ("EMC"). To manage the variability in the fair values of fixed rate long-term indebtedness, time deposit and fixed rate debt securities caused by fluctuations in interest rates, the Company and EMC enters into interest rate swaps as a fair value hedge.

As of March 31, 2004 and 2005, EMC had interest rate swaps with a fair value of ¥391 million and ¥205 million ($1,916 thousand), respectively which have been designated as fair value hedges of underlying long-term indebtedness with fixed interest rates and recorded as current assets. Changes in fair values of both the hedging interest rate swaps and the underlying long-term indebtedness were recorded as equal and offsetting gains and losses in other income (expenses). There was no hedging ineffectiveness or net gains or losses excluded from the assessment of hedge effectiveness for the year ended March 31, 2004 and 2005, as the critical terms of the interest rate swaps match the terms of the hedged long-term indebtedness.

As of March 31, 2004 and 2005, the Company and EMC had interest rate swaps with a fair value of ¥26 million and ¥7 million ($65 thousand), respectively which have been designated as fair value hedges of underlying time deposit and investment securities with fixed interest rates and recorded as current liabilities. As the interest rate swaps do not meet hedge accounting criteria, changes in fair value of the hedging interest rate swaps which amounted to a gain of ¥14 million and an expense of ¥19 million ($117 thousand) were recorded in earnings and classified in other income (expenses) for the years ended March 31, 2004 and 2005, respectively.

17. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and significant assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate a value:

(a) Cash and Cash Equivalents, Time Deposits, Trade Notes and Accounts Receivable, Short-term Borrowings, Trade Notes and Accounts Payable, and Other Accrued Expenses

The carrying amount approximates fair value because of the short or undefined maturities of those instruments.

(b) Long-term Time Deposits

The fair value is estimated by discounting the future cash flows using the current rates that Makita would be offered for deposits with similar terms and remaining maturities.

(c) Marketable Securities and Investment Securities

The fair value of marketable securities is estimated based on quoted market prices at March 31, 2004 and 2005. For other investments for which there are no quoted market prices, amounted to ¥590 million ($5,514 thousand) a reasonable estimation of fair value could not be made without incurring excessive cost.

(d) Long-term Indebtedness

The fair value of long-term indebtedness is based on the quoted price in the most active market or the present value of future cash flows associated with each instrument discounted using the current borrowing rate for similar debt of comparable maturity.

(e) Club Members' Deposits

The fair value of club members' deposits is based on the latest actual transaction price or the present value of future cash flows.

(f) Interest Rate Swap Agreements

The fair values of interest rate swap agreements are based on the estimated amount that Makita would receive or pay to terminate the swap agreements which are based on quoted prices obtained from brokers.

(g) Other Derivative Financial Instruments

The fair values of other derivative financial instruments, foreign currency contracts, currency swaps and currency option contracts, all of which are used for hedging purposes, are estimated by obtaining quotes and other relevant information from brokers.

The estimated fair value of the financial instruments was as follows:

	Yen (millions)				U.S. Dollars (thousands)	
	2004		2005		2005	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Marketable securities	¥ 63,990	¥ 63,997	¥ 58,015	¥ 58,015	$ 542,196	$ 542,196
Investment securities	22,139	22,136	22,373	22,372	209,093	209,085
Long-term time deposits	5,901	5,911	2,322	2,316	21,701	21,645
Long-term indebtedness	(20,448)	(20,604)	(7,180)	(6,530)	(67,102)	(61,028)
Club members' deposits	(13,045)	(5,553)	(12,836)	(6,375)	(119,963)	(59,579)
Interest rate swap agreements:						
Assets	391	391	205	205	1,914	1,914
Interest rate swap agreements:						
Liabilities	(26)	(26)	(7)	(7)	(64)	(64)
Foreign currency contracts:						
Assets	275	275	23	23	215	215
Foreign currency contracts:						
Liabilities	(2)	(2)	(160)	(160)	(1,496)	(1,496)
Currency swaps:						
Assets	107	107	5	5	46	46
Currency swaps:						
Liabilities	(15)	(15)	(216)	(216)	(2,019)	(2,019)
Currency option contracts:						
Assets	14	14	2	2	18	18
Currency option contracts:						
Liabilities	(4)	(4)	(11)	(11)	(103)	(103)

(h) Limitation

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

18. OPERATING SEGMENT INFORMATION

The operating segments presented below are defined as components of an enterprise for which separate financial information is available and regularly reviewed by the Company's chief operating decision maker. The Company's chief operating decision maker utilizes various measurements to assess segment performance and allocate resources to the segments.

During the three years ended March 31, 2003, 2004 and 2005, Makita's operating structure included the following operating segments: Japan Group, North America Group, Europe Group, Asia Group, and Other Group.

Makita evaluates the performance of each operating segment based on U.S. generally accepted accounting principles.

Segment Products and Services

Makita is a manufacturer and wholesaler of electric power tools and other tools. The operating segments derive substantially all their revenues from the sale of electric power tools and parts and repairs.

Year ended March 31, 2003

	Yen (millions)							
	Japan	North America	Europe	Asia	Other	Total	Corporate and Eliminations	Consolidated
Sales:								
External customers	¥ 46,896	¥45,807	¥57,995	¥ 7,013	¥17,892	¥175,603	¥ –	¥ 175,603
Intersegment	39,943	3,898	5,227	18,775	82	67,925	(67,925)	–
Total	¥ 86,839	¥49,705	¥63,222	¥25,788	¥17,974	¥243,528	¥ (67,925)	¥ 175,603
Operating expenses	¥ 82,913	¥49,436	¥59,343	¥23,388	¥17,316	¥232,396	¥ (69,261)	¥ 163,135
Operating income	3,926	269	3,879	2,400	658	11,132	1,336	12,468
Long-lived assets	49,082	5,969	7,633	7,130	1,186	71,000	(594)	70,406
Identifiable assets	233,165	37,757	67,454	27,424	14,514	380,314	(101,714)	278,600
Depreciation and amortization	6,014	1,571	1,125	932	149	9,791	(51)	9,740
Capital expenditures	3,160	394	1,287	754	149	5,744	(53)	5,691

Year ended March 31, 2004

	Yen (millions)							
	Japan	North America	Europe	Asia	Other	Total	Corporate and Eliminations	Consolidated
Sales:								
External customers	¥ 48,413	¥41,699	¥67,110	¥ 6,612	¥20,283	¥184,117	¥ –	¥ 184,117
Intersegment	40,633	3,978	4,726	22,364	123	71,824	(71,824)	–
Total	¥ 89,046	¥45,677	¥71,836	¥28,976	¥20,406	¥255,941	¥ (71,824)	¥ 184,117
Operating expenses	¥ 87,594	¥44,958	¥64,358	¥26,048	¥19,061	¥242,019	¥ (72,598)	¥ 169,421
Operating income	1,452	719	7,478	2,928	1,345	13,922	774	14,696
Long-lived assets	36,443	3,835	6,719	6,668	1,342	55,007	(648)	54,359
Identifiable assets	230,165	29,037	69,908	28,526	16,364	374,000	(95,884)	278,116
Depreciation and amortization	4,804	1,163	1,044	824	172	8,007	(44)	7,963
Capital expenditures	1,958	256	1,149	1,266	273	4,902	(408)	4,494

Year ended March 31, 2005

	Yen (millions)							
	Japan	North America	Europe	Asia	Other	Total	Corporate and Eliminations	Consolidated
Sales:								
External customers	¥ 50,955	¥38,607	¥75,864	¥ 7,378	¥21,933	¥194,737	¥ –	¥ 194,737
Intersegment	47,786	3,583	5,802	34,937	168	92,276	(92,276)	–
Total	¥ 98,741	¥42,190	¥81,666	¥42,315	¥22,101	¥287,013	¥ (92,276)	¥ 194,737
Operating expenses	¥ 82,826	¥40,580	¥71,541	¥37,389	¥21,146	¥253,482	¥ (90,143)	¥ 163,339
Operating income	15,915	1,610	10,125	4,926	955	33,531	(2,133)	31,398
Long-lived assets	36,022	3,664	7,405	7,361	2,787	57,239	(644)	56,595
Identifiable assets	224,099	30,627	79,309	31,713	19,141	384,889	(94,985)	289,904
Depreciation and amortization	2,729	668	1,057	794	186	5,434	(53)	5,381
Capital expenditures	1,966	589	1,289	1,483	1,544	6,871	(216)	6,655

Year ended March 31, 2005

	U.S. Dollars (thousands)							
	Japan	North America	Europe	Asia	Other	Total	Corporate and Eliminations	Consolidated
Sales:								
External customers	$ 476,215	$360,813	$709,009	$ 68,953	$204,982	$1,819,972	$ –	$ 1,819,972
Intersegment	446,598	33,486	54,224	326,514	1,569	862,391	(862,391)	–
Total	$ 922,813	$394,299	$763,233	$395,467	$206,551	$2,682,363	$ (862,391)	$ 1,819,972
Operating expenses	$ 774,075	$379,252	$668,607	$349,430	$197,626	$2,368,990	$ (842,457)	$ 1,526,533
Operating income	148,738	15,047	94,626	46,037	8,925	313,373	(19,934)	293,439
Long-lived assets	336,654	34,243	69,206	68,794	26,047	534,944	(6,019)	528,925
Identifiable assets	2,094,383	286,234	741,206	296,383	178,888	3,597,094	(887,711)	2,709,383
Depreciation and amortization	25,505	6,243	9,879	7,421	1,738	50,786	(496)	50,290
Capital expenditures	18,374	5,505	12,047	13,860	14,430	64,216	(2,020)	62,196

Long-lived assets shown above consist of property, plant and equipment, security deposits and other intangible assets and other.

Transfers between segments are made at estimated arm's-length prices. No single external customer accounted for 10% or more of Makita's revenues for each of the years ended March 31, 2003, 2004 and 2005.

Segment information is determined by the location of the Company and its relevant subsidiaries.

Makita's current revenues from external customers by each group of products are set forth below.

	(Yen millions, except for percentage amounts) Consolidated Net Sales by Product Categories Year ended March 31,						U.S. Dollars (thousands)
	2003		2004		2005		2005
Portable Woodworking Tools	33,637	19.1%	34,452	18.7%	34,507	17.7%	322,495
Portable General Purpose Tools	92,144	52.5%	98,176	53.3%	105,736	54.3%	988,187
Stationary Woodworking Machines	1,924	1.1%	1,711	1.0%	1,573	0.8%	14,701
Other Products	19,142	10.9%	19,548	10.6%	21,763	11.2%	203,393
Parts, Repairs and Accessories	28,756	16.4%	30,230	16.4%	31,158	16.0%	291,196
TOTAL	175,603	100.0%	184,117	100.0%	194,737	100.0%	1,819,972

19. RELATED PARTY TRANSACTIONS

One of the Company's consolidated subsidiaries has long-term borrowings from Maruwa Co., Ltd.("Maruwa"), where the president of the Company and certain of his family relatives serve as directors. The amount of these borrowings was ¥500 million as of March 31, 2004, and March 31, 2005. In addition, transactions of Makita with Maruwa for the fiscal years ended March 31, 2004 and 2005, amounted to ¥3 million paid in interest on the subsidiary's borrowings from Maruwa and ¥2 million in advertising expenses.

The Company's purchases of raw materials and production equipment from Toa Co., Ltd., where the president of the Company and certain of his family relatives serve as directors, were ¥199 million and ¥215 million, respectively, during the fiscal year ended March 31, 2004, and ¥55 million and ¥145 million, respectively, during the fiscal year ended March 31, 2005. Accounts payable by the Company related to these transactions were ¥79 million as of March 31, 2004, and ¥19 million as of March 31, 2005.

20. SUBSEQUENT EVENTS

On April 11, 2005, the Nagoya District Court approved the civil rehabilitation plan for the Company's subsidiary, Joyama Kaihatsu, Ltd., including its payment obligation of the club members' deposits and such plan was confirmed on May 7, 2005. On May 31, 2005, upon confirmation of the civil rehabilitation plan, Makita transfer its ownership interests in Joyama Kaihatsu, Ltd., to a third party, Tokyo Tatemono Co. Ltd. In connection with the ownership transfer, Makita was released from its obligation for club member deposits of ¥6.5 billion ($60.7 million) and other third party obligations of ¥2.0 billion ($18.7 million) and accordingly, recognized a gain of ¥8.5 billion ($79.4 million) in fiscal year 2006.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors
of Makita Corporation:

We have audited the accompanying consolidated balance sheets of Makita Corporation (a Japanese corporation) and subsidiaries as of March 31, 2005 and 2004, and the related consolidated statements of income, shareholders' equity and cash flows for each of the years in the three-year period ended March 31, 2005, expressed in Japanese yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Makita Corporation and subsidiaries as of March 31, 2005 and 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2005, in conformity with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements as of and for the year ended March 31, 2005 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, the consolidated financial statements, expressed in yen, have been translated into dollars on the basis set forth in Note 4 to the consolidated financial statements.

KPMG AZSA & Co.

Tokyo, Japan
April 26, 2005, except as to note 20, which is as of May 31, 2005

Corporate Directory

ASIA

■ JAPAN

Makita Ichinomiya Corporation
2-13, Kogane, Ashiyamada,
Ichinomiya-cho, Hoi-gun,
Aichi 441-1203
Phone: +81-(0)533-93-1811

■ KOREA

Makita Korea Co., Ltd.
Suite 901, Seocho Plaza, 1573-1,
Seocho-Dong, Seocho-ku, Seoul
Phone: +82-(0)2-3471-3111~3
Fax: +82-(0)2-3471-3114

■ SINGAPORE

Makita Singapore Pte. Ltd.
7, Changi South Street 3,
Singapore 486348
Phone: +65-6546-8700
Fax: +65-6546-8711

■ CHINA

Makita (China) Co., Ltd.

Head office & plant
288 Huangpujiang Road,
Kunshan Economic & Technical
Development Zone, Jiangsu 215300
Phone: +86-(0)512-57707710
Fax: +86-(0)512-57713623

Shanghai sales branch
1-2F, Building 2, No. 401
Caobao Road, Xu Hui District,
Shanghai 200233
Phone: +86-(0)21-54487198
Fax: +86-(0)21-62476732

Beijing sales branch
1F, No. 8, Jianxinyuan, Yili, 4,
Dahongmen West Road,
Fengtai District, Beijing 100075
Phone: +86-(0)10-87898314
Fax: +86-(0)10-87898365

Guangzhou sales branch
1F, No. 22-24, Jin Guang Street,
Hua Di Avenue, Fangcun District,
Guangzhou, Guangdong 510380
Phone: +86-(0)20-87518872
Fax: +86-(0)20-87518873

Shenyang sales branch
No. 72 North Station Road,
Shenhe District, Shenyang,
Liaoning 110013
Phone: +86-(0)24-22530648
Fax: +86-(0)24-22530170

Chengdu sales branch
No. 1, East Caotang Road,
QingYang District, Chengdu,
Sichuan 610072
Phone: +86-(0)28-87337028
Fax: +86-(0)28-87337018

Makita Power Tools (HK) Ltd.
3F, Grandtech Centre,
8 On Ping Street, Shatin,
N.T., Hong Kong
Phone: +852-2648-8683
Fax: +852-2648-5237

Makita (Taiwan) Ltd.

Head office
2F, No. 4, Lane 83, Kuang-fu
Road, Sec. 1, San-chung,
Taipei Hsien, Taiwan
Phone: +886-(0)2-2999-0600~4
Fax: +886-(0)2-2999-0605

Sales offices
Kaohsiung, Taichung

Makita (Kunshan) Co., Ltd.
Nan Zi Road, Kunshan Export
Processing Zone, Jiangsu 215300
Phone: +86-(0)512-57367367
Fax: +86-(0)512-57365575

Makita (Shanghai) Trading Co., Ltd.
Block A, 70 Fu Te Dong Yi Road,
Waigaoqiao Free Trade Zone,
Shanghai 200131
Phone: +86-(0)21-58681257
Fax: +86-(0)21-58661277

AMERICAS

■ UNITED STATES

Makita U.S.A. Inc.

Corporate office
14930 Northam Street, La Mirada,
CA 90638-5753
Phone: +1-714-522-8088
Fax: +1-714-522-8133

Western regional (Los Angeles) office
14930 Northam Street, La Mirada,
CA 90638-5753
Phone: +1-714-522-8088
Fax: +1-714-522-2437

North East regional (New Jersey) office
251 Herrod Boulevard, Dayton,
NJ 08810-1539
Phone: +1-609-655-1212
Fax: +1-609-655-1683

Central regional (Chicago) office
1450 Feehanville Drive,
Mount Prospect, IL 60056-6011
Phone: +1-847-297-3100
Fax: +1-847-297-1544

South East regional (Atlanta) office
4680 River Green Parkway,
Duluth, GA 30096-2566
Phone: +1-770-476-8911
Fax: +1-770-476-0795

Factory service centers
Atlanta, Boston, Chicago, Dallas,
Denver, Florida, Houston, Las Vegas,
Los Angeles, North Los Angeles,
Milwaukee, Minneapolis, Nashville,
New Jersey, New York, Omaha,
Phoenix, Pittsburgh, Portland, Puerto
Rico, Sacramento, San Antonio, San
Diego, San Francisco, Baltimore,
St. Louis

Makita Corporation of America
2650 Buford Highway, Buford,
GA 30518
Phone: +1-770-932-2901
Fax: +1-770-932-2905

Makita Latin America Inc.
11800 N.W. 102nd Road,
Suites 3 & 4 Medley, FL 33178
Phone: +1-305-882-0522
Fax: +1-305-882-0484

■ MEXICO

Makita México, S.A. de C.V.
Norte 35#780-B
Col. Industrial Vallejo
Del. Azcapotzalco México,
D.F. México C.P. 02300
Phone: +52-555-567-3387
Fax: +52-555-567-3282

■ CANADA

Makita Canada Inc.

Head office & plant
1950 Forbes Street,
Whitby, ON L1N 7B7
Phone: +1-905-571-2200
Fax: +1-905-571-7434

Vancouver office
11771 Hammersmith Way,
Richmond, BC V7A 5H6
Phone: +1-604-272-3104
Fax: +1-604-272-5416

Factory service centers
St. Léonard (Montreal),
Dartmouth, Nepean (Ottawa),
Les Saules (Quebec), London,
Mississauga, Whitby, St. Laurent
(Montreal), Calgary, Edmonton,
Winnipeg, Saskatoon, Richmond

■ BRAZIL

Makita do Brasil Ferramentas Elétricas Ltda.

Head office
Rua Makita Brasil, Nº 200,
Bairro dos Alvarengas,
São Bernardo do Campo,
São Paulo,
CEP: 09852-080
Phone: +55-(0)11-4392-2411
Fax: +55-(0)11-4392-2183

Sales offices
Salvador, São Paulo, Curitiba

■ ARGENTINA

Makita Herramientas Eléctricas de Argentina S.A.
Av. Eva Perón 4148,
Capital Federal,
Buenos Aires, C.P. 1407
Phone: +54-11-4674-4040
Fax: +54-11-4674-4140

■ CHILE

Makita Chile Comercial Ltda.
San Ignacio 500, Modulo No. 8,
Quilicura, Santiago
Phone: +56-2-540-0400
Fax: +56-2-733-5030

EUROPE / MIDDLE EAST

■ UNITED KINGDOM

Makita (U.K.) Ltd.
Michigan Drive,
Tongwell, Milton Keynes,
Bucks MK15 8JD
Phone: +44-(0)1908-211678
Fax: +44-(0)1908-211400

Makita International Europe Ltd.
Michigan Drive,
Tongwell, Milton Keynes,
Bucks MK15 8JD
Phone: +44-(0)1908-211678
Fax: +44-(0)1908-211500

Makita Manufacturing Europe Ltd.
Hortonwood 7,
Telford, Shropshire TF1 7YX
Phone: +44-(0)1952-677688
Fax: +44-(0)1952-677678

■ FRANCE

Makita France SAS

Head office
2, Allée des Performances,
Z.I. des Richardets,
93165 Noisy le Grand Cedex
Phone: +33-(0)1-4932-6200
Fax: +33-(0)1-4305-9913

Nantes office
Le Pan Loup,
44220 Couëron
Phone: +33-(0)2-5177-8977
Fax: +33-(0)2-4063-8376

Bordeaux office
137, Rue de la
Croix-de-Monjous,
33170 Gradignan
Phone: +33-(0)5-5796-5270
Fax: +33-(0)5-5796-5275

Nord office
Village d'Entreprises,
51, Rue Trémière,
59650 Villeneuve d'Ascq
Phone: +33-(0)3-2005-4646
Fax: +33-(0)3-2047-2220

Nancy office
Z.I. Ouest Village d'Entreprises
22, Allée des Peupliers,
54180 Heillecourt
Phone: +33-(0)3-8325-2850
Fax: +33-(0)3-8351-4563

Dijon office
5, Rue Edmond Voisenet,
21000 Dijon
Phone: +33-(0)3-8054-0880
Fax: +33-(0)3-8054-0881

Toulouse office
15, Rue de Boudeville,
Z.I. de Thibaud,
31104 Toulouse
Phone: +33-(0)5-6143-2200
Fax: +33-(0)5-6143-2201

■ ITALY

Makita S.p.A.
Via Sempione 269A,
20028 S. Vittore Olona (MI)
Phone: +39-(0)331-524111
Fax: +39-(0)331-420285

■ THE NETHERLANDS

Makita Benelux B.V.
Ekkersrijt 4086,
5692 DA, Son
Phone: +31-(0)499-484848
Fax: +31-(0)499-484849

■ BELGIUM

S.A. Makita N.V.
Mechelsesteenweg 323,
1800 Vilvoorde
Phone: +32-(0)2-257-1840
Fax: +32-(0)2-257-1865

■ GERMANY

Makita Werkzeug GmbH
Keniastraße 20,
47269 Duisburg
Phone: +49-(0)203-9757-0
Fax: +49-(0)203-9757-128

Dolmar GmbH
Jenfelder Strasse 38,
22045 Hamburg
Phone: +49-(0)40-66986-0
Fax: +49-(0)40-66986-352

■ DENMARK

Makita Werkzeng GmbH

Denmark office
Sandøvej 11,
8700 Horsens
Phone: +45-76-254400
Fax: +45-76-254401

■ AUSTRIA

Makita Werkzeug Gesellschaft m.b.H.
Kolpingstraße 13,
A-1230 Wien
Phone: +43-(0)1-61627300
Fax: +43-(0)1-616273013

■ UKRAINE

Makita Werkzeng Gesellschaft m.b.H.

Ukraine office
Stolichne Shosse 100,
Kiev, 03045
Phone: +380-(0)44-494-2370
Fax: +380-(0)44-494-2373

■ RUSSIA

Makita LLC
48-A Otkrytoe Shosse,
Moscow, 107370
Phone: +7-(0)95-411-5182
Fax: +7-(0)95-963-2096

■ SWITZERLAND

Makita SA
Route de Denges 6,
CH-1027 Lonay
Phone: +41-(0)21-811-5656
Fax: +41-(0)21-811-5678

■ ROMANIA

Makita Romania S.R.L.
Sos. Bucuresti-Urziceni, nr. 31
(EXPO MARKET DORALY,
Pavilion A)
Com. Afmati/Ilfov
Phone: +40-21-491-3232
Fax: +40-21-312-5495

■ FINLAND

Makita Oy
Muonamiehentie 14,
00390 Helsinki
Phone: +358-(0)9-857-88221
Fax: +358-(0)9-857-88211

■ POLAND

Makita Sp. z o.o.
ul. Strażacka 81,
PL 43-382
Bielsko-Biała
Phone: +48-(0)33-819-6360
Fax: +48-(0)33-818-4059

■ CZECH REPUBLIC

Makita, spol. sr.o.
Pražákova 51
CZ-619 00, Brno
Phone: +42-(0)5-432-16944
Fax: +42-(0)5-432-16946

■ HUNGARY

Makita Elektromos Kisgépértékesítő Kft.
8000, Székesfehérvár,
Takarodó út 2
Phone: +36-22-507-472
Fax: +36-22-507-484

■ SLOVAKIA

Makita s.r.o.
Zvolenská cesta č. 13
974 05 Bánska Bystrica
Phone: +421-(0)48-4161-772
Fax: +421-(0)48-4161-769

■ SPAIN

Makita, S.A.
C/ Juan de la Cierva, 7-15,
28820 Coslada (Madrid)
Phone: +34-91-671-1262
Fax: +34-91-671-8293

■ GREECE

Makita Hellas S.A.
Tatoiou 232, Acharnes,
ATIKI
Phone: +30-210-8071241
Fax: +30-210-8072245

■ UNITED ARAB EMIRATES

Makita Gulf FZE
P.O. Box 17133,
Jebel Ali Free Zone, Dubai
Phone: +971-(0)4-8836118
Fax: +971-(0)4-8835302

OCEANIA

■ AUSTRALIA

Makita (Australia) Pty. Ltd.

Head office
4 Alspec Place, Eastern Creek,
NSW 2766
Phone: +61-(0)2-9839-1200
Fax: +61-(0)2-9839-1201

Adelaide office
45 Birralee Road,
Regency Park, SA 5010
Phone: 1300-361-690
Fax: 1300-361-770

Perth office
Unit 1, 535 Abernethy Road,
Kewdale, WA 6105
Phone: +61-(0)8-9360-8900
Fax: +61-(0)8-9360-8999

Hobart office
3/65 Albert Road,
Moonah, TAS 7009
Phone: 1300-361-690
Fax: 1300-361-770

Darwin office
35 Benison Road,
Winnellie, NT 0820
Phone: 1300-361-690
Fax: 1300-361-770

■ NEW ZEALAND

Makita (New Zealand) Ltd.
7 Atlas Place,
Mairangi Bay, Auckland
Phone: +64-(0)9-479-8250
Fax: +64-(0)9-479-8259

Board of Directors and Auditors

BOARD OF DIRECTORS

PRESIDENT AND REPRESENTATIVE DIRECTOR

Masahiko Goto

MANAGING DIRECTOR

Masami Tsuruta

DIRECTORS

Yasuhiko Kanzaki

Kenichiro Nakai

Tadayoshi Torii

Tomoyasu Kato

Kazuya Nakamura

Masahiro Yamaguchi

Shiro Hori

Tadashi Asanuma

Hisayoshi Niwa

Zenji Mashiko

Motohiko Yokoyama*

*Outside Director

BOARD OF STATUTORY AUDITORS

STANDING STATUTORY AUDITORS

Akio Kondo

Hiromichi Murase

STATUTORY AUDITORS

Keiichi Usui*

Shoichi Hase*

*Outside Auditors

(As of June 29, 2005)

Corporate Data

MAKITA CORPORATION

Head Office
3-11-8, Sumiyoshi-cho, Anjo,
Aichi 446-8502, Japan
Phone: +81-(0)566-98-1711
Fax: +81-(0)566-98-6021

Okazaki Plant
22-1, Watarijima, Nemunoki-cho, Okazaki,
Aichi 444-0232, Japan
Phone: +81-(0)564-43-3111

Domestic Sales Offices
Tokyo, Nagoya, Osaka, Sapporo, Sendai, Niigata, Utsunomiya, Saitama, Chiba, Yokohama, Shizuoka, Gifu, Kanazawa, Kyoto, Hyogo, Hiroshima, Takamatsu, Fukuoka, Kumamoto, and other major cities

Date of Founding
March 21, 1915

Paid-in Capital
¥23,805 million

Number of Shares Outstanding
143,777,607

Independent Registered Public Accounting Firm
KPMG AZSA & Co.

Common Stock Listings
Tokyo and Nagoya stock exchanges

Transfer Agent of Common Stock
The Chuo Mitsui Trust & Banking Co., Ltd.
3-33-1, Shiba, Minato-ku,
Tokyo 105-8574, Japan

American Depositary Receipts
NASDAQ System
Symbol: MKTAY
CUSIP: 560877300


MKTA
NASDAQ
LISTED

Depositary, Transfer Agent, and Registrar for American Depositary Receipts
The Bank of New York
101 Barclay Street,
New York, NY 10286, U.S.A.
Phone: +1-212-815-8161
U.S. toll free: (888) BNY-ADRS (269-2377)
http://www.adrbny.com/

Web Site
http://www.makita.co.jp/

(As of March 31, 2005)

Makita Corporation

3-11-8, Sumiyoshi-cho,
Anjo, Aichi 446-8502, Japan
http://www.makita.co.jp/